MEIFX Meridian Equity Income Fund Top 10 Holdings as of 03/31/2012 Holding Market Value Percentage of Portfolio Federated Investors, Inc. Class B $ 611,793 1.7% Mine Safety Appliances Co. 583,336 1.6% American Eagle Outfitters, Inc. 581,967 1.6% RPM International, Inc. 576,180 1.6% Abbott Laboratories 576,126 1.6% NYSE Euronext 563,588 1.6% Emerson Electric Co. 558,326 1.6% Coca-Cola Co. (The) 558,035 1.6% Microsoft Corp. 557,764 1.6% General Electric Co. 555,939 1.6% Net Assets $ 35,603,002 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MEIFX Meridian Equity Income Fund Top 10 Sectors as of 03/31/2012 Sector Market Value Pct. Assets Software & Services $ 1,100,696 3.1% Retail 1,038,702 2.9% Telecommunication Services—Integrated 1,021,083 2.9% Media 1,008,908 2.8% Asset Management & Custody Banks 611,793 1.7% Construction & Engineering 583,336 1.6% Apparel Retail 581,967 1.6% Chemicals—Specialty 576,180 1.6% Health Care Products 576,126 1.6% Diversified Capital Markets 563,588 1.6% Net Assets $ 35,603,002 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MERDX Meridian Growth Fund Top 10 Holdings as of 03/31/2012 Holding Market Value Percentage of Portfolio Advance Auto Parts, Inc. $ 77,640,462 2.8% Valspar Corp. 72,816,491 2.6% SBA Communications Corp. Class A 68,837,388 2.5% East West Bancorp, Inc. 68,611,935 2.5% Coach, Inc. 66,306,240 2.4% Family Dollar Stores, Inc. 65,665,656 2.4% Mohawk Industries, Inc. 62,246,709 2.3% CarMax, Inc. 62,000,978 2.2% Bed Bath & Beyond, Inc. 59,561,312 2.2% AMETEK, Inc. 58,406,040 2.1% Net Assets $ 2,764,364,423 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MERDX Meridian Growth Fund Top 10 Sectors as of 03/31/2012 Sector Market Value Pct. Assets Retail $ 441,275,139 16.0% Tech—Software 287,157,282 10.4% Technology 189,913,283 6.9% Energy 147,091,294 5.3% Brokerage & Money Management 141,884,637 5.1% Banking—Commercial 140,320,633 5.1% Industrial Conglomerates 103,599,914 3.7% Health Care Products 98,141,159 3.6% Insurance Brokers 94,209,470 3.4% Restaurants 83,866,599 3.0% Net Assets $ 2,764,364,423 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MVALX Meridian Value Fund Top 10 Holdings as of 03/31/2012 Holding Market Value Percentage of Portfolio Wells Fargo & Co. $ 23,331,276 3.2% Alexander & Baldwin, Inc. 22,330,605 3.0% Broadridge Financial Solutions, Inc. 21,767,664 2.9% Cintas Corp. 21,273,456 2.9% Stanley Black & Decker, Inc. 21,086,270 2.8% Autodesk, Inc. 20,867,992 2.8% Heartland Payment Systems, Inc. 20,450,444 2.8% Huron Consulting Group, Inc. 20,218,548 2.7% Equifax, Inc. 20,138,300 2.7% Hawaiian Electric Industries, Inc. 19,856,021 2.7% Net Assets $ 739,931,698 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MVALX Meridian Value Fund Top 10 Sectors as of 03/31/2012 Sector Market Value Pct. Assets Diversified Financial Services $ 62,356,408 8.4% Leisure & Amusement 54,426,082 7.4% Technology 46,676,914 6.3% Energy 35,667,991 4.8% Industrial 33,885,189 4.6% Railroads 32,790,004 4.4% Retail 28,881,478 3.9% Industrial Services 26,442,665 3.6% Tech—Software 24,632,037 3.3% Industrial Products 24,459,284 3.3% Net Assets $ 739,931,698 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.

May 8, 2012

To Our Shareholders:

We at the Meridian Funds mourn the untimely passing of our founder, Richard F. Aster, Jr.

Rick led Aster Investment Management Company, the Funds’ investment advisor, for thirty five years. His enduring legacies are building a portfolio management team and the creation and refinement of two very different investment strategies that have successfully stood the test of time. Meridian Growth Fund and Meridian Value Fund have both produced enviable returns for their shareholders, and enjoyed many accolades over their long histories. Rick also developed the techniques employed in the Meridian Equity Income Fund, which we hope will further honor Rick’s legacy of creativity and intellectual flexibility.

Several investment professionals worked alongside Rick for most of the last two decades, implementing and further refining Rick’s early work. These team members enhanced many of the processes and disciplines employed in the execution of these strategies. The Meridian investment research team remains faithful to the founding tenets and investment process for each fund, while continuously striving for further refinements. To assure continuity and quality in our research effort, the team has recently been augmented.

Kevin O’Boyle has returned to Meridian in the position of Director of Investment Research. Kevin brings over 15 years of professional investment experience, with the majority of that experience gained at the Meridian Funds. He was the Lead Manager of the Meridian Value Fund during its formative years, during which time the Fund received awards and recognition for achieving superior performance from Lipper and Money Magazine. Subsequent to his tenure at Meridian, Kevin successfully launched the no-load Presidio Fund.

William Tao, Larry Cordisco, and Jamie England now serve as Co-Managers of the Meridian Growth Fund, with William and Larry shouldering most of the day-to-day research responsibilities for the Fund. William Tao worked directly with Rick Aster on the Meridian Growth Fund for most of the past 5 years, and was recognized by Morningstar as 2010 Co-Manager of the Year: Runner-Up along with Rick. Larry Cordisco recently rejoined Meridian. Larry brings over 10 years of professional investment experience, with most of that experience gained as a valued team member on the Meridian Value Fund.

In addition to his role as Co-Manager of Meridian Growth Fund, Jamie England retains primary day-to-day responsibility for management of the Meridian Value Fund. Jamie England has over 15 years of investment industry experience and has been with Meridian for more than 10 years. He worked with Kevin O’Boyle on the Meridian Value Fund for more than two years before becoming Assistant Portfolio Manager of the fund in 2006.

Finally, Jim O’Connor is now Co-Manager of the Meridian Equity Income with Jamie England. Jim had previously assisted Rick Aster on the Equity Income Fund. Jim is also a Co-Manager on the Meridian Value Fund with Jamie England and has worked on the Value Fund since January 2004.

While the loss of such a renowned investor as Rick Aster cannot be diminished, we believe that the current Meridian investment research team maintains continuity in the Funds’ management.

We welcome those new shareholders who joined the Meridian Funds during the quarter and greatly appreciate the continued confidence of our existing shareholders.

Kevin O’Boyle

Jamie England

William Tao

Larry Cordisco

Jim O’Connor

Meridian Equity Income Fund® (MEIFX)

The Meridian Equity Income Fund’s net asset value per share at March 31, 2012 was $10.99. This represents an increase of 7.5% year to date. The Fund’s total return and average annual compound rate of return since inception January 31, 2005 were 42.8% and 5.1%, respectively. At the close of the quarter, total net assets were $35,603,002 and were invested 5.3% in cash and other assets net of liabilities and 94.7% in stocks. At the close of the quarter there were 503 shareholders in the Equity Income Fund.

Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above-average dividend yields, along with strong financial returns and that have, in our opinion, the ability to grow dividends. The severe downturn in the economy and corporate profits resulted in dividend cuts for companies which previously were considered safe. Dividends for good companies, however, have stabilized and are beginning to grow again as the economy improves. The Fund is diversified with 65 holdings representing 61 different industry groups. At the end of the March 2012 quarter, the portfolio’s average holding had a five-year average return on equity of 19.5% and an average dividend yield of 3.7%, both measures substantially higher than the average S&P 500 stock. The yield compares favorably also to the 2.2% yield on the ten-year Treasury bond. The average holding has a market capitalization of $40.6 billion, a debt to capital ratio of 41.1% and earnings per share that are projected to increase 8.8% annually during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund.

During the quarter we purchased shares of CA, Inc., H&R Block, Hasbro, Integrys Energy and Verizon.

Federated Investors, Inc. provides investment management products and related financial services. The company is best known for its leading position in managing money market funds but also offers various stock and bond funds to retail and institutional investors. Despite the low interest rate environment’s impact on the profitability of money market funds, Federated generates a return on equity in excess of 30%. In addition, the company maintains a conservative balance sheet and produces strong cash flow. With a 4.3% dividend yield and a reasonable valuation at 13x current year’s earnings, in our opinion, Federated represents an attractive investment.

Meridian Growth Fund® (MERDX)

The Meridian Growth Fund’s net asset value per share at March 31, 2012 was $46.97. This represents an increase of 12.8% year to date. The Fund’s total return and average annual compound rate of return since inception August 1, 1984 were 2,712.0% and 12.9%, respectively. At the close of the quarter, total net assets were $2,764,364,423 and were invested 6.4% in cash, cash equivalents and other assets net of liabilities and 93.6% in stocks. At the close of the quarter there were 97,434 shareholders in the Growth Fund.

There are reasons for optimism. Corporate balance sheets are strong and employment levels continue to gradually increase. Many small and mid-sized growth stocks sell at reasonable valuations despite the recent strength in the stock markets. Our portfolio remains diversified in small and mid-sized growth companies which are, for the most part, market leaders, have strong returns on capital, solid growth prospects and sell at reasonable valuations. We hold 54 positions. Our heaviest areas of concentration remain the technology and consumer sectors.

During the quarter we purchased shares of VeriFone Systems and International Game Technology. We sold our positions in Copart and United Stationers.

Advance Auto Parts is a leading retailer of automotive aftermarket parts and accessories in North America. The industry is highly fragmented and is expected to grow at about 3-4% annually over the next few years. Advance Auto Parts is one of the three largest players, which combined for 20% of the market. The company should continue to grow faster than the industry by gaining market share at the expense of its smaller competitors by differentiating itself with the breadth of product offerings. We project the company can grow about 12% annually driven by unit expansion, comparable store growth, and margin expansion from better expense management. The stock sells at a reasonable valuation, has a strong return on capital and generates significant free cash flow.

Meridian Value Fund® (MVALX)

The Meridian Value Fund’s net asset value per share at March 31, 2012 was $31.22. This represents an increase of 11.2% year to date. The Fund’s total return and average annual compound rate of return since June 30, 1995 were 779.5% and 13.9%, respectively. The comparable period returns for the S&P 500 with dividends were 249.9% and 7.8%, respectively. At the close of the quarter, total net assets were $739,931,698 and were invested 6.2% in cash, cash equivalents and other assets net of liabilities and 93.8% in stocks. At the close of the quarter there were 34,052 shareholders in the Value Fund.

Our investment strategy remains unchanged. We continue to seek out-of-favor companies typically having experienced an extended period of declining earnings. In recent years most earnings problems have been related to poor economic conditions. With some stability in the economy, albeit tenuous, we now see more companies that meet our strategy for company-specific reasons. These investments are the traditional strength and point of differentiation of the Meridian Value Fund. We seek to gradually shift the portfolio to more of these investments and expect that this should bode well for a return to the Fund’s historically strong performance levels. We hold 51 positions, representing 32 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are technology, retail and transportation.

During the quarter we purchased shares of Associated Banc-Corp and KBW, Inc.

Miscellaneous

You can sign up for E-mail Alerts on our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings and other information regarding the Meridian Funds.

The Meridian Funds are no-load and there are no transaction fees or commissions charged when you purchase shares directly through our transfer agent, BNY Mellon Investment Servicing (US), Inc. This is a very cost-effective way to purchase shares of the Meridian Funds if you do not need the services of a broker-dealer or if you make multiple purchases.

The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of March 31, 2012 and are subject to change without notice.

Meridian Equity Income Fund

Summary of Portfolio Holdings

March 31, 2012 (Unaudited)

Portfolio Holdings by Category (% of total net assets)

Software & Services	3.1%	$1,100,696
Retail	2.9	1,038,702
Telecommunication Services-Integrated	2.9	1,021,083
Media	2.8	1,008,908
Asset Management & Custody Banks	1.7	611,793
Construction & Engineering	1.6	583,336
Apparel Retail	1.6	581,967
Chemicals-Specialty	1.6	576,180
Health Care Products	1.6	576,126
Diversified Capital Markets	1.6	563,588
Electrical Components & Equipment	1.6	558,326
Soft Drinks	1.6	558,035
Industrial Conglomerates	1.6	555,939
Metal & Glass Containers	1.6	553,608
Air Freight & Logistics	1.5	550,107
Home Improvement Retail	1.5	548,379
Electronic Equipment Manufacturing	1.5	548,340
Semiconductor Equipment Manufacturing	1.5	544,744
Office Supplies	1.5	538,794
Brewers	1.5	538,475
Media-Broadcasting & Cable TV	1.5	537,900
Banking-Commercial	1.5	536,685
Insurance-Multi-Line	1.5	536,596
Industrial Machinery	1.5	535,174
Electric Utilities	1.5	534,114
Household-Home Furnishings	1.5	525,203
Banking-Regional Banks	1.5	523,710
Leisure & Amusement	1.5	522,904
REITs-Diversified	1.5	521,561
Multi-Utilities	1.5	521,422
Aerospace & Defense	1.5	521,188
Consumer Products-Household	1.5	520,925

Meridian Equity Income Fund

Summary of Portfolio Holdings (continued)

March 31, 2012 (Unaudited)

Pharmaceuticals	1.5%	$520,095
Oil & Gas-Storage & Transportation	1.5	517,420
Chemicals-Diversified	1.4	517,362
Retail-Drug Store	1.4	515,746
Food Distributors	1.4	513,592
Computer Hardware	1.4	508,464
Data Processing & Outsourced Services	1.4	508,236
Energy	1.4	504,028
Tobacco	1.4	503,496
Semiconductors	1.4	502,200
Paper & Forest Products	1.4	501,930
Environmental Facilities & Services	1.4	499,578
Food & Meats-Packaged	1.4	497,931
Diversified Financial Services	1.4	497,328
Restaurants	1.4	496,877
Insurance-Property & Casualty	1.4	496,230
Steel	1.4	490,060
Health Care Technology	1.4	489,875
Distribution & Wholesale	1.4	488,509
Health Care Equipment & Supplies	1.4	486,540
Hypermarkets & Super Centers	1.4	484,398
Consulting Services	1.3	482,571
Paper & Packaging	1.3	481,400
Independent Power Producers & Energy	1.3	477,695
Office Services & Supplies	1.3	458,838
Commercial Printing	1.3	456,138
Food Retail	1.3	450,683
Railroads	1.3	447,644
Insurance Brokers	1.2	434,626
Cash & Other Assets, Less Liabilities	5.3	1,879,004

	100.0%	$35,603,002

Meridian Growth Fund

Summary of Portfolio Holdings

March 31, 2012 (Unaudited)

Portfolio Holdings by Category (% of total net assets)

Retail	16.0%	$441,275,139
Tech-Software	10.4	287,157,282
Technology	6.9	189,913,283
Energy	5.3	147,091,294
Brokerage & Money Management	5.1	141,884,637
Banking-Commercial	5.1	140,320,633
Industrial Conglomerates	3.7	103,599,914
Health Care Products	3.6	98,141,159
Insurance Brokers	3.4	94,209,470
Restaurants	3.0	83,866,599
U.S. Government Obligations	2.9	79,995,783
Leisure & Amusement	2.6	72,928,333
Building Products	2.6	72,816,491
Industrial Services	2.6	71,931,964
Cellular Communications	2.5	68,837,388
Flooring & Carpets	2.3	62,246,709
Electronic Equipment Manufacturing	2.1	58,406,040
Real Estate Management & Services	2.1	57,700,506
Air Freight & Logistics	2.0	55,072,491
Chemicals-Specialty	1.9	53,676,667
Trucking	1.7	46,529,846
Consumer Services	1.6	45,159,778
Health Care Technology	1.6	44,083,545
Distribution & Wholesale	1.6	43,394,844
Furniture & Fixtures	1.5	41,057,072
Health Care Information Services	1.4	38,785,242
Business Services	1.0	28,813,785
Cash & Other Assets, Less Liabilities	3.5	95,468,529

	100.0%	$2,764,364,423

Meridian Value Fund

Summary of Portfolio Holdings

March 31, 2012 (Unaudited)

Portfolio Holdings by Category (% of total net assets)

Diversified Financial Services	8.4%	$62,356,408
Leisure & Amusement	7.4	54,426,082
Technology	6.3	46,676,914
Energy	4.8	35,667,991
Industrial	4.6	33,885,189
Railroads	4.4	32,790,004
Retail	3.9	28,881,478
Industrial Services	3.6	26,442,665
Tech-Software	3.3	24,632,037
Industrial Products	3.3	24,459,284
Banking	3.2	23,331,276
Transportation	3.0	22,330,605
Business Services	2.9	21,273,456
Household Appliances	2.8	21,086,270
Consulting Services	2.7	20,218,548
Utilities	2.7	19,856,021
Automotive Wholesale Services	2.7	19,702,557
Office Services & Supplies	2.6	19,410,240
Banking-Commercial	2.2	16,284,146
Brokerage & Money Management	2.0	14,728,946
Agriculture	2.0	14,723,696
Insurance Brokers	1.9	14,292,828
Storage	1.7	12,578,966
Home Improvement Retail	1.7	12,247,109
Semiconductors	1.6	11,574,016
REITs-Diversified	1.5	11,266,517
Health Care Services	1.5	10,913,446
Pharmaceuticals	1.4	10,549,000
Air Freight & Logistics	1.1	8,270,400
Metals	1.0	7,239,324
Aerospace & Defense	0.8	6,271,235
Restaurants	0.8	5,690,744
U.S. Government Obligations	0.7	4,999,588
Cash & Other Assets, Less Liabilities	5.5	40,874,712

	100.0%	$739,931,698

Meridian Equity Income Fund

Schedule of Investments

March 31, 2012 (Unaudited)

	Shares	Value

COMMON STOCKS - 94.7%

AEROSPACE & DEFENSE - 1.5%
Lockheed Martin Corp.	5,800	$521,188

AIR FREIGHT & LOGISTICS - 1.5%
United Parcel Service, Inc. Class B	6,815	550,107

APPAREL RETAIL - 1.6%
American Eagle Outfitters, Inc.	33,855	581,967

ASSET MANAGEMENT & CUSTODY BANKS - 1.7%
Federated Investors, Inc. Class B	27,300	611,793

BANKING-COMMERCIAL - 1.5%
Bank of Hawaii Corp.	11,100	536,685

BANKING-REGIONAL BANKS - 1.5%
Cullen/Frost Bankers, Inc.	9,000	523,710

BREWERS - 1.5%
Molson Coors Brewing Co. Class B	11,900	538,475

CHEMICALS-DIVERSIFIED - 1.4%
EI du Pont de Nemours & Co.	9,780	517,362

CHEMICALS-SPECIALTY - 1.6%
RPM International, Inc.	22,000	576,180

COMMERCIAL PRINTING - 1.3%
R. R. Donnelley & Sons Co.	36,815	456,138

	Shares	Value

COMPUTER HARDWARE - 1.4%
Diebold, Inc.	13,200	$508,464

CONSTRUCTION & ENGINEERING - 1.6%
Mine Safety Appliances Co.	14,200	583,336

CONSULTING SERVICES - 1.3%
H&R Block, Inc.	29,300	482,571

CONSUMER PRODUCTS-HOUSEHOLD - 1.5%
Kimberly-Clark Corp.	7,050	520,925

DATA PROCESSING & OUTSOURCED SERVICES - 1.4%
Paychex, Inc.	16,400	508,236

DISTRIBUTION & WHOLESALE - 1.4%
Genuine Parts Co.	7,785	488,509

DIVERSIFIED CAPITAL MARKETS - 1.6%
NYSE Euronext	18,780	563,588

DIVERSIFIED FINANCIAL SERVICES - 1.4%
Broadridge Financial Solutions, Inc.	20,800	497,328

ELECTRIC UTILITIES - 1.5%
PPL Corp.	18,900	534,114

ELECTRICAL COMPONENTS & EQUIPMENT - 1.6%
Emerson Electric Co.	10,700	558,326

ELECTRONIC EQUIPMENT MANUFACTURING - 1.5%
Molex, Inc.	19,500	548,340

See accompanying notes to Schedule of Investments.

Meridian Equity Income Fund

Schedule of Investments (continued)

March 31, 2012 (Unaudited)

	Shares	Value

COMMON STOCKS (continued)

ENERGY - 1.4%
Chevron Corp.	4,700	$504,028

ENVIRONMENTAL FACILITIES & SERVICES - 1.4%
Waste Management, Inc.	14,290	499,578

FOOD DISTRIBUTORS - 1.4%
SYSCO Corp.	17,200	513,592

FOOD & MEATS-PACKAGED - 1.4%
Kraft Foods, Inc. Class A	13,100	497,931

FOOD RETAIL - 1.3%
Safeway, Inc.	22,300	450,683

HEALTH CARE EQUIPMENT & SUPPLIES - 1.4%
Hillenbrand, Inc.	21,200	486,540

HEALTH CARE PRODUCTS - 1.6%
Abbott Laboratories	9,400	576,126

HEALTH CARE TECHNOLOGY - 1.4%
Medtronic, Inc.	12,500	489,875

HOME IMPROVEMENT RETAIL - 1.5%
Home Depot, Inc. (The)	10,900	548,379

HOUSEHOLD-HOME FURNISHINGS - 1.5%
Leggett & Platt, Inc.	22,825	525,203

HYPERMARKETS & SUPER CENTERS - 1.4%
Wal-Mart Stores, Inc.	7,915	484,398

INDEPENDENT POWER PRODUCERS & ENERGY - 1.3%
Exelon Corp.	12,183	477,695

	Shares	Value

INDUSTRIAL CONGLOMERATES - 1.6%
General Electric Co.	27,700	$555,939

INDUSTRIAL MACHINERY - 1.5%
Eaton Corp.	10,740	535,174

INSURANCE BROKERS - 1.2%
Willis Group Holdings Plc (United Kingdom)	12,425	434,626

INSURANCE-MULTI-LINE - 1.5%
Allstate Corp. (The)	16,300	536,596

INSURANCE-PROPERTY & CASUALTY - 1.4%
Mercury General Corp.	11,345	496,230

LEISURE & AMUSEMENT - 1.5%
Carnival Corp.	16,300	522,904

MEDIA - 2.8%
Meredith Corp.	14,800	480,408
Time Warner, Inc.	14,000	528,500

		1,008,908

MEDIA-BROADCASTING & CABLE TV - 1.5%
Time Warner Cable, Inc.	6,600	537,900

METAL & GLASS CONTAINERS - 1.6%
Greif, Inc. Class A	9,900	553,608

MULTI-UTILITIES - 1.5%
Integrys Energy Group, Inc.	9,840	521,422

OFFICE SUPPLIES - 1.5%
Staples, Inc.	33,300	538,794

See accompanying notes to Schedule of Investments.

Meridian Equity Income Fund

Schedule of Investments (continued)

March 31, 2012 (Unaudited)

	Shares	Value

COMMON STOCKS (continued)

OFFICE SERVICES & SUPPLIES - 1.3%
Pitney Bowes, Inc.	26,100	$458,838

OIL & GAS-STORAGE & TRANSPORTATION - 1.5%
Spectra Energy Corp.	16,400	517,420

PAPER & FOREST PRODUCTS - 1.4%
International Paper Co.	14,300	501,930

PAPER & PACKAGING - 1.3%
Sonoco Products Co.	14,500	481,400

PHARMACEUTICALS - 1.5%
Johnson & Johnson	7,885	520,095

RAILROADS - 1.3%
Norfolk Southern Corp.	6,800	447,644

REITS-DIVERSIFIED - 1.5%
Kimco Realty Corp. REIT	27,080	521,561

RESTAURANTS - 1.4%
McDonald’s Corp.	5,065	496,877

RETAIL - 2.9%
Hasbro, Inc.	13,900	510,408
Mattel, Inc.	15,695	528,294

		1,038,702

RETAIL-DRUG STORE - 1.4%
Walgreen Co.	15,400	515,746

SEMICONDUCTORS - 1.4%
Microchip Technology, Inc.	13,500	502,200

	Shares	Value

SEMICONDUCTOR EQUIPMENT MANUFACTURING - 1.5%
KLA-Tencor Corp.	10,010	$544,744

SOFT DRINKS - 1.6%
Coca-Cola Co. (The)	7,540	558,035

SOFTWARE & SERVICES - 3.1%
CA, Inc.	19,700	542,932
Microsoft Corp.	17,295	557,764

		1,100,696

STEEL - 1.4%
Nucor Corp.	11,410	490,060

TELECOMMUNICATION SERVICES- INTEGRATED - 2.9%
AT&T, Inc.	15,680	489,686
Verizon Communications, Inc.	13,900	531,397

		1,021,083

TOBACCO - 1.4%
Reynolds American, Inc.	12,150	503,496

TOTAL INVESTMENTS - 94.7% (Cost $29,779,877)		33,723,998

CASH AND OTHER ASSETS, LESS LIABILITIES - 5.3%		1,879,004

NET ASSETS - 100.0%		$35,603,002

REIT - Real Estate Investment Trust

See accompanying notes to Schedule of Investments.

Meridian Growth Fund

Schedule of Investments

March 31, 2012 (Unaudited)

	Shares	Value

COMMON STOCKS - 93.6%

AIR FREIGHT & LOGISTICS - 2.0%
Expeditors International of Washington, Inc.	1,184,100	$55,072,491

BANKING-COMMERCIAL - 5.1%
Bank of Hawaii Corp.	1,152,600	55,728,210
CVB Financial Corp.	1,361,200	15,980,488
East West Bancorp, Inc.	2,971,500	68,611,935

		140,320,633

BROKERAGE & MONEY MANAGEMENT - 5.1%
Affiliated Managers Group, Inc.*	508,000	56,799,480
LPL Investment Holdings, Inc.*	1,102,800	41,840,232
T. Rowe Price Group, Inc.	662,250	43,244,925

		141,884,637

BUILDING PRODUCTS - 2.6%
Valspar Corp.	1,507,900	72,816,491

BUSINESS SERVICES - 1.0%
VeriFone Systems, Inc.*	555,500	28,813,785

CELLULAR COMMUNICATIONS - 2.5%
SBA Communications Corp. Class A*	1,354,800	68,837,388

CHEMICALS-SPECIALTY - 1.9%
RPM International, Inc.	2,049,510	53,676,667

CONSUMER SERVICES - 1.6%
Rollins, Inc.	2,122,170	45,159,778

DISTRIBUTION & WHOLESALE - 1.6%
Watsco, Inc.	586,100	43,394,844

ELECTRONIC EQUIPMENT MANUFACTURING - 2.1%
AMETEK, Inc.	1,204,000	58,406,040

	Shares	Value

ENERGY - 5.3%
Continental Resources, Inc.*	519,700	$44,600,654
Core Laboratories NV (Netherlands)	232,900	30,642,653
FMC Technologies, Inc.*	575,960	29,039,903
Noble Energy, Inc.	437,800	42,808,084

		147,091,294

FLOORING & CARPETS - 2.3%
Mohawk Industries, Inc.*	935,900	62,246,709

FURNITURE & FIXTURES - 1.5%
Herman Miller, Inc.	1,788,200	41,057,072

HEALTH CARE INFORMATION SERVICES - 1.4%
Cerner Corp.*	509,260	38,785,242

HEALTH CARE PRODUCTS - 3.6%
DENTSPLY International, Inc.	1,446,300	58,040,019
Edwards Lifesciences Corp.*	551,370	40,101,140

		98,141,159

HEALTH CARE TECHNOLOGY - 1.6%
IDEXX Laboratories, Inc.*	504,100	44,083,545

INDUSTRIAL CONGLOMERATES - 3.7%
Cooper Industries Plc	719,550	46,015,223
Pall Corp.	965,700	57,584,691

		103,599,914

INDUSTRIAL SERVICES - 2.6%
Ritchie Bros. Auctioneers, Inc. (Canada)	608,500	14,457,960
Waste Connections, Inc.	1,766,800	57,474,004

		71,931,964

See accompanying notes to Schedule of Investments.

Meridian Growth Fund

Schedule of Investments (continued)

March 31, 2012 (Unaudited)

	Shares	Value

COMMON STOCKS (continued)

INSURANCE BROKERS - 3.4%
Brown & Brown, Inc.	2,152,650	$51,190,017
Willis Group Holdings Plc (United Kingdom)	1,229,830	43,019,453

		94,209,470

LEISURE & AMUSEMENT - 2.6%
International Game Technology, Inc.	977,600	16,413,904
Royal Caribbean Cruises, Ltd.	1,920,300	56,514,429

		72,928,333

REAL ESTATE MANAGEMENT & SERVICES - 2.1%
Jones Lang LaSalle, Inc.	692,600	57,700,506

RESTAURANTS - 3.0%
Arcos Dorados Holdings, Inc. Class A (Argentina)	2,328,540	42,123,289
Cracker Barrel Old Country Store, Inc.	748,088	41,743,310

		83,866,599

RETAIL - 16.0%
Advance Auto Parts, Inc.	876,600	77,640,462
Bed Bath & Beyond, Inc.*	905,600	59,561,312
CarMax, Inc.*	1,789,350	62,000,977
Coach, Inc.	858,000	66,306,240
Family Dollar Stores, Inc.	1,037,700	65,665,656
Mattel, Inc.	1,536,000	51,701,760
PetSmart, Inc.	1,020,600	58,398,732

		441,275,139

TECHNOLOGY - 6.9%
Autodesk, Inc.*	1,064,900	45,066,568
Open Text Corp.* (Canada)	675,000	41,276,250
Trimble Navigation, Ltd.*	1,036,200	56,390,004
Zebra Technologies Corp. Class A*	1,145,713	47,180,461

		189,913,283

	Shares	Value

TECH-SOFTWARE - 10.4%
Advent Software, Inc.*	1,378,976	$35,301,786
Blackbaud, Inc.	1,418,700	47,143,401
Citrix Systems, Inc.*	576,500	45,491,615
MICROS Systems, Inc.*	698,600	38,625,594
Nuance Communications, Inc.*	907,400	23,211,292
Solera Holdings, Inc.	1,038,600	47,661,354
Teradata Corp.*	729,600	49,722,240

		287,157,282

TRUCKING - 1.7%
J.B. Hunt Transport Services, Inc.	855,800	46,529,846

TOTAL COMMON STOCKS - 93.6% (Cost $1,899,156,768)		2,588,900,111

U.S. GOVERNMENT OBLIGATIONS - 2.9%
U.S. Treasury Bill @ .068%** due 04/19/12 (Face Value $50,000,000)		49,998,258
U.S. Treasury Bill @ .056%** due 05/24/12 (Face Value $30,000,000)		29,997,525

TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $79,995,783)		79,995,783

TOTAL INVESTMENTS - 96.5% (Cost $1,979,152,551)		2,668,895,894

CASH AND OTHER ASSETS, LESS LIABILITIES - 3.5%		95,468,529

NET ASSETS - 100.0%		$2,764,364,423

*	Non-income producing securities

**	Annualized yield at date of purchase

See accompanying notes to Schedule of Investments.

Meridian Value Fund

Schedule of Investments

March 31, 2012 (Unaudited)

	Shares	Value

COMMON STOCKS - 93.8%

AEROSPACE & DEFENSE - 0.8%
Orbital Sciences Corp.*	476,900	$6,271,235

AGRICULTURE - 2.0%
Monsanto Co.	184,600	14,723,696

AIR FREIGHT & LOGISTICS - 1.1%
UTi Worldwide, Inc.	480,000	8,270,400

AUTOMOTIVE WHOLESALE SERVICES - 2.7%
LKQ Corp.*	632,100	19,702,557

BANKING - 3.2%
Wells Fargo & Co.	683,400	23,331,276

BANKING-COMMERCIAL - 2.2%
Associated Banc-Corp.	553,500	7,726,860
CVB Financial Corp.	728,900	8,557,286

		16,284,146

BROKERAGE & MONEY MANAGEMENT - 2.0%
KBW, Inc.	206,200	3,814,700
TD Ameritrade Holding Corp.	552,900	10,914,246

		14,728,946

BUSINESS SERVICES - 2.9%
Cintas Corp.	543,800	21,273,456

CONSULTING SERVICES - 2.7%
Huron Consulting Group, Inc.*	538,300	20,218,548

DIVERSIFIED FINANCIAL SERVICES - 8.4%
Broadridge Financial Solutions, Inc.	910,400	21,767,664
Equifax, Inc.	455,000	20,138,300
Heartland Payment Systems, Inc.	709,100	20,450,444

		62,356,408

	Shares	Value

ENERGY - 4.8%
Apache Corp.	144,000	$14,463,360
EOG Resources, Inc.	129,000	14,331,900
Ultra Petroleum Corp.*	303,700	6,872,731

		35,667,991

HEALTH CARE SERVICES - 1.5%
ICON Plc ADR* (Ireland)	514,300	10,913,446

HOME IMPROVEMENT RETAIL - 1.7%
Sherwin-Williams Co. (The)	112,700	12,247,109

HOUSEHOLD APPLIANCES - 2.8%
Stanley Black & Decker, Inc.	273,990	21,086,270

INDUSTRIAL - 4.6%
Aecon Group, Inc. (Canada)	550,600	7,273,426
Flowserve Corp.	125,300	14,473,403
Lennox International, Inc.	301,200	12,138,360

		33,885,189

INDUSTRIAL PRODUCTS - 3.3%
Cummins, Inc.	60,500	7,262,420
General Cable Corp.*	109,800	3,192,984
Lincoln Electric Holdings, Inc.	309,000	14,003,880

		24,459,284

INDUSTRIAL SERVICES - 3.6%
Ritchie Bros. Auctioneers, Inc. (Canada)	424,900	10,095,624
W.W. Grainger, Inc.	76,100	16,347,041

		26,442,665

INSURANCE BROKERS - 1.9%
Willis Group Holdings Plc (United Kingdom)	408,600	14,292,828

See accompanying notes to Schedule of Investments.

Meridian Value Fund

Schedule of Investments (continued)

March 31, 2012 (Unaudited)

	Shares	Value

COMMON STOCKS (continued)

LEISURE & AMUSEMENT - 7.4%
Bally Technologies, Inc.*	395,000	$18,466,250
Carnival Corp.	360,300	11,558,424
International Speedway Corp. Class A	430,700	11,951,925
Polaris Industries, Inc.	172,550	12,449,483

		54,426,082

METALS - 1.0%
Newmont Mining Corp.	141,200	7,239,324

OFFICE SERVICES & SUPPLIES - 2.6%
Steelcase, Inc. Class A	2,021,900	19,410,240

PHARMACEUTICALS - 1.4%
BioMarin Pharmaceutical, Inc.*	308,000	10,549,000

RAILROADS - 4.4%
GATX Corp.	428,800	17,280,640
Union Pacific Corp.	144,300	15,509,364

		32,790,004

REITS-DIVERSIFIED - 1.5%
Host Hotels & Resorts, Inc. REIT	686,146	11,266,517

RESTAURANTS - 0.8%
Denny’s Corp.*	1,408,600	5,690,744

RETAIL - 3.9%
Costco Wholesale Corp.	161,900	14,700,520
Mattel, Inc.	421,300	14,180,958

		28,881,478

SEMICONDUCTORS - 1.6%
Power Integrations, Inc.	311,800	11,574,016

STORAGE - 1.7%
Mobile Mini, Inc.*	595,595	12,578,966

TECHNOLOGY - 6.3%
Autodesk, Inc.*	493,100	20,867,992
eBay, Inc.*	307,800	11,354,742
Zebra Technologies Corp. Class A*	351,000	14,454,180

		46,676,914

	Shares	Value

TECH-SOFTWARE - 3.3%
Citrix Systems, Inc.*	137,950	$10,885,635
Compuware Corp.*	1,495,800	13,746,402

		24,632,037

TRANSPORTATION - 3.0%
Alexander & Baldwin, Inc.	460,900	22,330,605

UTILITIES - 2.7%
Hawaiian Electric Industries, Inc.	783,275	19,856,021

TOTAL COMMON STOCKS - 93.8% (Cost $533,039,315)		694,057,398

U.S. GOVERNMENT OBLIGATIONS - 0.7%
U.S. Treasury Bill @ .056%** due 05/24/12 (Face Value $5,000,000)		4,999,588

TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $4,999,588)		4,999,588

TOTAL INVESTMENTS - 94.5% (Cost $538,038,903)		699,056,986

CASH AND OTHER ASSETS, LESS LIABILITIES - 5.5%		40,874,712

NET ASSETS - 100.0%		$739,931,698

ADR - American Depositary Receipt

REIT - Real Estate Investment Trust

*	Non-income producing securities

**	Annualized yield at date of purchase

See accompanying notes to Schedule of Investments.

Meridian Fund, Inc.

Notes to Schedules of Investments

March 31, 2012 (Unaudited)

1.	Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by Aster Investment Management Company, Inc. under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are valued at amortized cost which approximates fair market value.

2.	Fair Value Measurements: As described in Note 1 above, the Funds utilize various methods to determine and measure the fair value of investment securities on a recurring basis. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - quoted prices in active markets for identical securities;

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and

Level 3 - significant unobservable inputs (including the Fund’s determinations as to the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. The summary of inputs used to value the Funds’ securities as of March 31, 2012 is as follows:

Valuation Inputs	Meridian Equity Income Fund	Meridian Growth Fund	Meridian Value Fund
Level 1 - Quoted Prices*	$33,723,998	$2,588,900,111	$694,057,398
Level 2 - Other Significant Observable Inputs**	—	79,995,783	4,999,588
Level 3 - Significant Unobservable Inputs	—	—	—

Total Market Value of Investments	$33,723,998	$2,668,895,894	$699,056,986

*	Level 1 investments are comprised of common stock with industry classifications as defined on the Schedule of Investments.

**	Level 2 investments are limited to U.S. Treasury Securities.

Meridian Fund, Inc.

Notes to Schedules of Investments (continued)

March 31, 2012 (Unaudited)

During the period ended March 31, 2012 there were no transfers between levels.

3.	Federal Income Tax Information: The aggregate cost of investments, unrealized appreciation and depreciation which are book figures that approximate federal income tax basis, were as follows:

	Aggregate Cost	Aggregate Gross Unrealized Appreciation	Aggregate Gross Unrealized Depreciation	Net Unrealized Appreciation
Equity Income Fund	$29,779,877	$4,554,718	$(610,597)	$3,944,121
Growth Fund	1,979,152,551	700,392,924	(10,649,581)	689,743,343
Value Fund	538,038,903	177,379,771	(16,361,688)	161,018,083

MERIDIAN FUND, INC.

This report is submitted for

the information of shareholders of

Meridian Fund, Inc. It is not

authorized for distribution to

prospective investors unless

preceded or accompanied by an

effective prospectus.

Officers and Directors

JOHN EMRICH

MICHAEL S. ERICKSON

JAMES B. GLAVIN

RONALD ROTTER

MICHAEL STOLPER

Directors

GREGG B. KEELING

Acting President

Chief Financial Officer

Treasurer, Secretary and

Chief Compliance Officer

Custodian

THE BANK OF NEW YORK MELLON

New York, New York

Transfer Agent and Disbursing Agent

BNY MELLON INVESTMENT SERVICING (US) INC.

King of Prussia, Pennsylvania

(800) 446-6662

Counsel

GOODWIN PROCTER LLP

Washington, D.C.

Independent Registered Public Accounting Firm

PRICEWATERHOUSECOOPERS LLP

San Francisco, California

MERIDIAN EQUITY INCOME FUND®

MERIDIAN GROWTH FUND®

MERIDIAN VALUE FUND®

THIRD QUARTER REPORT

60 E. Sir Francis Drake Blvd.

Wood Island, Suite 306

Larkspur, CA 94939

www.meridianfund.com

Telephone (800) 446-6662

March 31, 2012

Welcome to the Meridian Funds Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005. We believe our Investment Philosophy is a wise way to invest. Please take a moment to find out more about our firm and our funds, and why you should consider making Meridian Funds part of your investment portfolio. Daily Prices Press Release, February 17, 2012. Death of Richard Aster Richard F. Aster, Jr. May 25, 1940-February 16, 2012 IMPORTANT ANNOUNCEMENT Because you are a Meridian Fund shareholder you should have recently received a package in the mail containing information on important proposals concerning your Fund. Please vote your shares promptly. NOTICE OF JOINT SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 19, 2012 TO VOTE YOUR PROXY GO TO www.proxyvote.com In the News Meridian Growth Fund ranks 9th in U.S. Small Cap category in Christopher Condon’s “The Best Performing Mutual Funds”—Bloomberg Markets May 2012 Meridian Growth Fund ranks 10th in 20 years performance for Midsize-company funds in “Winners scorecard: Funds with the best returns”—Mutual Funds 2012 The 2011 Wall Street Transcript interview with Richard Aster 2011 Income and Capital Gain Distributions Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Silver Award for 2011. Meridian Growth Fund mentioned in The Kiplinger 25 Update, “A Mixed Bag For Our Picks”. Kiplinger’s Personal Finance November 2011 Richard Aster’s Meridian Growth Fund is mentioned in “What to do with $10,000. Bet on pros who can handle a bear market”. CNNMoney.com October 19, 2011 Richard Aster of Meridian Growth Fund is quoted in Tim Gray’s “A Master’s Skill, or Just Luck?” www.nytimes.com October 10, 2011 Meridian Growth Fund Ranks In Top Ten U.S. Small Caps, “The Best-Performing Mutual Funds”.—Bloomberg Markets October 2011 Meridian Growth Fund featured in Kiplinger’s Annual Fund Rankings, “And the Winners Are…”.—Kiplinger’s Personal Finance September 2011 Meridian Growth Fund featured in The Kiplinger 25 Update, “A Mid-Cap Manager Looks Abroad For Growth”.—Kiplinger’s Personal Finance August 2011 Meridian Growth Fund featured in The Motley fool’s, “Here’s what Meridian Growth Fund Bought and Sold Last Quarter”.—www.fool.com June 16, 2011 Meridian Growth Fund included in Ben Baden’s, “50 Best Funds for the Everyday Investor”.—money.usnews.com June 1, 2011 Meridian Growth Fund featured in Marla Brill’s, “Mining Mid-Cap Growth”.—Financial Advisor Magazine June, 2011 Meridian Growth Fund mentioned in Tom Sullivan’s, “A Mid-Cap Moment”.—online.barrons.com April, 2011 Meridian Growth Fund featured in Benjamin Shepherd’s, “Resilient in Tragedy”.—LOUIS RUKEYER’S MUTUAL FUNDS April, 2011 Meridian Growth Fund included in Todd Rosenbluth’s TRENDS & IDEAS, “Mid-Cap Funds Offering Growth Potential and Dividend Support”.—MarketScope Advisor March 29, 2011 Meridian Growth Fund featured in “This Kiplinger 25 Fund Continues Its Long, Winning Record”.—Kiplinger.com March 23, 2011 Meridian Growth Fund included in Esther Pak’s “Small- and Mid-Cap Funds With Moats in the Making”.—Morningstar March 10, 2011 Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds—Kiplinger’s Mutual Funds 2011 Spring 2011 Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top Pros”—Money Magazine Investor’s Guide for 2011 January/February 2011 Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” – BARRON’S December 2010 Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year”—Morningstar December 2010 Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge”—Investor’s Business Daily November 2010 Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010. Meridian Growth Fund profiled by U.S. News Best Funds Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer—Kiplinger’s Personal Finance August 2010 Meridian Equity Income Fund featured in Hannah Hsu’s “Dividends Galore”—Louis Rukeyser’s Mutual Funds July 2010 Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE—Louis Rukeyser’s Mutual Funds June 2010 Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund”—Kiplinger.com May 2010 Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin”—Money Magazine February 2010 2009 Income and Capital Gain Distributions Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE…”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years”—Kiplinger’s Personal Finance September 2009 Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide”—Dow Jones Newswires September 2009 Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian”—Louis Rukeyser’s Mutual Funds June 2009 Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll”—Forbes Magazine February 2009 Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds”—SmartMoney Magazine January 2009 Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008. The 2008 Wall Street Transcript interview with James England The 2007 Wall Street Transcript interview with Richard Aster Meridian Growth Fund’s Rick Aster is profiled in Investor Relations Magazine’s “Consistency King”—IR Magazine September 2007 Meridian Growth Fund included in Kiplinger’s Mutual Funds 2007 Magazine’s “15 funds we love”—Kiplinger’s Mutual Funds 2007 Magazine Spring 2007 Meridian Growth Fund included in SmartMoney Magazine’s “The 35 Best Mutual Funds” – SmartMoney Magazine February 2007 Meridian Growth Fund included in Money Magazine’s “Money 70: The best mutual funds you can buy” – Money Magazine January 2007 Meridian Growth Fund included in Consumer Reports List of Top Funds – Consumer Reports January 2007 The 2006 Wall Street Transcript interview with Jamie England Rick Aster added to Guru Hall of Fame list The Wall Street Transcript interview with Richard Aster Meridian Value Fund included in New ‘superstar portfolio’ strategy – MarketWatch September 11, 2006 Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years. Meridian Growth and Meridian Value Funds included in Money65 list—Money February 2006 Meridian Growth Fund included in Kiplinger’s TOP 15 Picks—Kiplinger’s Mutual Funds 2006 Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds—USA Today March 3, 2006 Lipper Ranks Meridian Value Fund Number One (© 2006 REUTERS. Click for Restrictions) Meridian Value Fund tops list in “SmartMoney Fund Screen/Long-Term Winners” More Articles Featuring Meridian Investment Philosophy Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MERDX Meridian Growth Fund is a no load, diversified mutual fund and began operations on August 1, 1984. The primary objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Jamie England, William Tao and Larry Cordisco serve as Co-Portfolio Managers of the Meridian Growth Fund. Jamie England became a member of the Aster Investment Management team in 2001. William Tao has steadily worked on the Meridian Growth Fund since he started with the Adviser in 2007. Mr. Cordisco served an analyst with Aster Investment Management from September 2003 to March 2011. He rejoined Aster Investment Management in April 2012. Meridian Growth Fund ranks 9th in U.S. Small Cap category in Christopher Condon’s “The Best Performing Mutual Funds”—Bloomberg Markets May 2012 Meridian Growth Fund ranks 10th in 20 years performance for Midsize-company funds in “Winners scorecard: Funds with the best returns”—Mutual Funds 2012 The 2011 Wall Street Transcript interview with Richard Aster 2011 Income and Capital Gain Distributions Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Silver Award for 2011. Meridian Growth Fund mentioned in The Kiplinger 25 Update, “A Mixed Bag For Our Picks”. Kiplinger’s Personal Finance November 2011 Richard Aster’s Meridian Growth Fund is mentioned in “What to do with $10,000. Bet on pros who can handle a bear market”. CNNMoney.com October 19, 2011 Richard Aster of Meridian Growth Fund is quoted in Tim Gray’s “A Master’s Skill, or Just Luck?” www.nytimes.com October 10, 2011 Meridian Growth Fund Ranks In Top Ten U.S. Small Caps, “The Best-Performing Mutual Funds”.—Bloomberg Markets October 2011 Meridian Growth Fund featured in Kiplinger’s Annual Fund Rankings, “And the Winners Are…”.—Kiplinger’s Personal Finance September 2011 Meridian Growth Fund featured in The Kiplinger 25 Update, “A Mid-Cap Manager Looks Abroad For Growth”.—Kiplinger’s Personal Finance August 2011 Meridian Growth Fund featured in The Motley fool’s, “Here’s what Meridian Growth Fund Bought and Sold Last Quarter”.—www.fool.com June 16, 2011 Meridian Growth Fund included in Ben Baden’s, “50 Best Funds for the Everyday Investor”.—money.usnews.com June 1, 2011 Meridian Growth Fund featured in Marla Brill’s, “Mining Mid-Cap Growth”.—Financial Advisor Magazine June, 2011 Meridian Growth Fund mentioned in Tom Sullivan’s, “A Mid-Cap Moment”.—online.barrons.com April, 2011 Meridian Growth Fund featured in Benjamin Shepherd’s, “Resilient in Tragedy”.—LOUIS RUKEYER’S MUTUAL FUNDS April, 2011 Meridian Growth Fund included in Todd Rosenbluth’s TRENDS & IDEAS, “Mid-Cap Funds Offering Growth Potential and Dividend Support”.—MarketScope Advisor March 29, 2011 Meridian Growth Fund featured in “This Kiplinger 25 Fund Continues Its Long, Winning Record”.—Kiplinger.com March 23, 2011 Meridian Growth Fund included in Esther Pak’s “Small- and Mid-Cap Funds With Moats in the Making”.—Morningstar March 10, 2011 Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds—Kiplinger’s Mutual Funds 2011 Spring 2011 Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top Pros”—Money Magazine Investor’s Guide for 2011 January/February 2011 Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” – BARRON’S December 2010 Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year”—Morningstar December 2010 Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge”—Investor’s Business Daily November 2010 Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010. Meridian Growth Fund profiled by U.S. News Best Funds Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer—Kiplinger’s Personal Finance August 2010 Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE—Louis Rukeyser’s Mutual Funds June 2010 Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund”—Kiplinger.com May 2010 Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin”—Money Magazine February 2010 Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE…”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years”—Kiplinger’s Personal Finance September 2009 Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide”—Dow Jones Newswires September 2009 Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian”—Louis Rukeyser’s Mutual Funds June 2009 Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds”—SmartMoney Magazine January 2009 The 2007 Wall Street Transcript interview with Richard Aster Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent performance, please call our shareholder services at 800-446-6662 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.®

60 E. Sir Francis Drake Blvd.

Wood Island, Suite 306

Larkspur, CA 94939

Meridian Equity Income Fund®

Meridian Growth Fund®

Meridian Value Fund®

(each, a “Fund” and collectively, the “Funds”)

NOTICE OF JOINT SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 19, 2012

May 10, 2012

Dear Shareholder:

On behalf of the Board of Directors of Meridian Fund, Inc.® (the “Corporation”), we are pleased to invite you to a joint special meeting of shareholders of each Fund and of the Corporation, as a whole, (including any postponements or adjournments thereof, the “Meeting”) to be held at 3:00 p.m. Pacific Time on June 19, 2012, in the auditorium located at 80 E. Sir Francis Drake Blvd., Wood Island, Larkspur, CA 94939.

As discussed in more detail in the enclosed Joint Proxy Statement, you will be asked to approve the following proposals, which are being recommended by the Board of Directors of the Corporation:

	Proposal	Affected Fund(s)
1.	Election of 5 directors to the Board of Directors of the Corporation, each to hold office for an indefinite term.	All Funds

2.	Approval of a new investment management agreement between Aster Investment Management Co., Inc. and the Corporation, on behalf of each of the Funds.	All Funds

Each of the above proposals is more fully described in the Joint Proxy Statement accompanying this notice. To attend the Meeting in person, you will need proof of ownership of the shares of the relevant Fund, such as your proxy card (or a copy thereof) or, if your shares are held of record by a financial intermediary, such as a broker, or nominee, a proxy card from the record holder or other proof of beneficial ownership, such as a brokerage statement showing your holdings of the shares of the relevant Fund.

Shareholders of all Funds will vote together on Proposal 1. Shareholders of each Fund will vote separately on Proposal 2. The effectiveness of each proposal is not contingent on the approval of the other proposal. In addition, the effectiveness of Proposal 2 for a Fund is not contingent on the approval of Proposal 2 by another Fund. The close of business on April 18, 2012 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT

YOU VOTE FOR EACH NOMINEE AND FOR PROPOSAL 2.

Your vote is important, regardless of the number of shares that you own. You can authorize proxies to cast your votes at the Meeting easily and quickly by mail, by telephone, or via the Internet or you may vote in person at the Meeting. A self-addressed, postage-paid envelope has been enclosed for your convenience. Please help avoid the expense of a follow-up mailing by submitting your proxy today.

We appreciate your participation and prompt response regarding these matters and thank you for your continued support.

If you have any questions or need additional information, please contact Broadridge Financial Solutions, Inc. at 1-877-708-3613.

Sincerely,

Gregg B. Keeling

Secretary

Meridian Fund, Inc.®

MERIDIAN FUND, INC.®

60 E. Sir Francis Drake Blvd.

Wood Island, Suite 306

Larkspur, CA 94939

Meridian Equity Income Fund®

Meridian Growth Fund®

Meridian Value Fund®

(each, a “Fund” and collectively, the “Funds”)

Important Information to Help You Understand and Vote on the Proposals

The following questions and answers provide an overview of the matters on which you are being asked to vote. The accompanying Joint Proxy Statement contains more detailed information about each proposal, and we encourage you to read it in its entirety before voting. Your vote is important.

Q.	Why are you sending me this information?

A.

On June 19, 2012, a joint special meeting of shareholders of each Fund and Meridian Fund, Inc.®, as a whole (the “Corporation”), (including any postponements or adjournments thereof, the “Meeting”) will be held at 3:00 p.m. Pacific Time in the auditorium located at 80 E. Sir Francis Drake Blvd., Wood Island, Larkspur, CA 94939. You are receiving the Joint Proxy Statement and one or more proxy cards (the “Proxy Cards”) because you own shares of one or more of the Funds and have the right to vote on these important proposals concerning your investment.

Q.	What are the Proposals?

A.	Shareholders are being asked to vote on the following proposals:

•	The election of five of the Corporation’s current directors (collectively, the “Nominees”) to the Board of Directors (the “Board”) of the Corporation (Proposal 1); and

•

The approval of a new investment management agreement (the “Proposed Management Agreement”) between Aster Investment Management Co., Inc., the investment adviser to the Funds (the “Investment Adviser”), and the Corporation, on behalf of each of the Funds (Proposal 2).

Q.	Who are the Nominees for election to the Board of Directors?

A.	The Nominees are: John S. Emrich, Michael S. Erickson, James B. Glavin, Ronald Rotter and Michael Stolper. Each of the Nominees currently serves as a Director on the Board.

Q.	Why am I being asked to approve a new investment management agreement between the Investment Adviser and the Corporation?

A.

On February 16, 2012, Richard F. Aster, Jr., who owned approximately 96% of the Investment Adviser, passed away. In connection with his death, Mr. Aster’s ownership interest in the Investment Adviser, among other assets, was transferred

(the “Transfer”) to a trust (the “Trust”). First Republic Trust Company (“First Republic”), as a co-trustee of the Trust, has sole authority to act under the Trust agreement with respect to the Trust’s ownership interest in the Investment Adviser. In this regard, First Republic has the authority, without limitation, to make all decisions regarding the Trust’s ownership interest in the Investment Adviser, as well as the administration, management and operations of the Investment Adviser, on behalf of the Trust. The Transfer has been treated as constituting a “change in control” of the Investment Adviser, resulting in the assignment and termination of the investment management agreements between the Funds and the Investment Adviser (the “Previous Management Agreements”) under the Investment Company Act of 1940, as amended. Shareholders of each Fund are being asked to approve the Proposed Management Agreement, which has the same fee rates as, and is otherwise substantially similar to, the Previous Management Agreement for each Fund. None of the differences between the Previous Management Agreements and the Proposed Management Agreement are considered to be material in nature. The Funds are currently being managed by the Investment Adviser pursuant to interim investment management agreements, which have been approved by the Board. Further information on the Proposed Management Agreement and the reason for this proposal is contained in the Joint Proxy Statement under Proposal 2.

Q.	How does my Fund’s Board recommend that I vote?

A.	The Board unanimously recommends that you vote FOR the election of each Nominee (Proposal 1) and FOR the Proposed Management Agreement (Proposal 2).

Q.	How will proxies be solicited?

A.	The Corporation has retained Broadridge Financial Solutions, Inc. (“Broadridge”), a professional proxy solicitor. Proxies may be solicited in person or by mail, telephone or electronic means by employees or officers of the Corporation or the Investment Adviser, Broadridge, or BNY Mellon Asset Servicing, Inc., the Funds’ transfer agent. Officers and employees of the Corporation, the Investment Adviser and the Funds’ transfer agent will not be specifically paid for soliciting proxies and the Corporation (the Funds) and the Investment Adviser equally will bear the costs of soliciting proxies and will pay fees to Broadridge.

Q.	Will my Fund pay for this proxy solicitation?

A.	The Corporation (the Funds) and the Investment Adviser equally will bear all costs associated with the Meeting, including, but not limited to, the proxy solicitation costs.

Q.	Do I need to attend the Meeting in order to vote?

A.	No. You can vote without attending the Meeting by completing and mailing the enclosed Proxy Card(s) using the enclosed self-addressed postage paid envelope, or you may vote via the following methods:

•	To Vote by Internet:

1) Read the Joint Proxy Statement and have your Proxy Card(s) at hand;

2) Go to website http://www.proxyvote.com;

3) Follow the instructions provided on the website.

•	To Vote by Telephone:

1) Read the Joint Proxy Statement and have your Proxy Card(s) at hand;

2) Call 1-800-690-6903;

3) Follow the instructions.

•	To Vote by Mail:

1) Read the Joint Proxy Statement;

2) Check the appropriate box(es) on your Proxy Card(s);

3) Sign and date the Proxy Card(s);

4) Return the Proxy Card(s) in the envelope provided.

Note: If you vote by Internet or Telephone, please do not mail your card.

•

In Person: If you decide to vote in person, you must attend the Meeting at the time and place described in the accompanying Joint Proxy Statement. To attend the Meeting in person, you will need proof of ownership of the shares of a relevant Fund, such as your Proxy Card(s) (or a copy thereof) or, if your shares are held of record by a financial intermediary, such as a broker, or nominee, a Proxy Card from the record holder or other proof of beneficial ownership, such as a brokerage statement showing your holdings of the shares of the relevant Fund.

Q.	Why might I receive more than one Proxy Card?

A.	If you own shares of more than one Fund or own shares of a Fund in more than one account, you will receive a separate Proxy Card for each such Fund or account.

Q.	Whom should I call for additional information about the Joint Proxy Statement?

A.	If you need any assistance, or have any questions regarding the proposals or how to vote your shares, please call your Fund’s proxy solicitor, Broadridge at 1-877-708-3613.

MERIDIAN FUND, INC.®

60 E. Sir Francis Drake Blvd.

Wood Island, Suite 306

Larkspur, CA 94939

Meridian Equity Income Fund®

Meridian Growth Fund®

Meridian Value Fund®

(each, a “Fund” and collectively, the “Funds”)

JOINT PROXY STATEMENT

This Joint Proxy Statement is furnished to you in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Meridian Fund, Inc.® (the “Corporation”) relating to a joint special meeting of shareholders of each Fund and the Corporation, as a whole, (including any postponements or adjournments thereof, the “Meeting”) to be held at 3:00 p.m. Pacific Time on June 19, 2012, in the auditorium located at 80 E. Sir Francis Drake Blvd., Wood Island, Larkspur, CA 94939. It is expected that this Joint Proxy Statement will be mailed to shareholders beginning on or about May 15, 2012. Shareholders of the Funds are referred to as “shareholders” in this Joint Proxy Statement. The purpose of the Meeting is to ask shareholders to:

	Proposal	Affected Fund(s)
1.	elect 5 directors to the Board, each to hold office for an indefinite term;	All Funds

2.	approve a new investment management agreement between Aster Investment Management Co., Inc. (the “Investment Adviser”) and the Corporation, on behalf of each of the Funds; and	All Funds

3.	consider and act upon such other matters as may properly come before the Meeting or any adjourned sessions thereof.	All Funds

Additional information about the Funds is available in their prospectus, statement of additional information and semi-annual and annual reports to shareholders. The Funds’ most recent semi-annual and annual reports previously have been mailed to shareholders. Additional copies of any of these documents are available without charge upon request by writing to Meridian Fund, Inc.®, P.O. Box 9792, Providence, RI 02940, by calling the Corporation at (800) 446-6662 or by visiting the Corporation’s website at www.meridianfund.com. All of these documents also are filed with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at www.sec.gov.

i

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on June 19, 2012. This Joint Proxy Statement is available on the Internet at the website listed on your proxy card(s). On this website, you also will be able to access the Notice of a Joint Special Meeting of Shareholders, the form of proxy cards and any amendments or supplements to the foregoing materials that are required to be furnished to shareholders.

This Joint Proxy Statement is available at http://www.proxyvote.com

ii

GENERAL OVERVIEW

Proposal 1: Elect Directors

The shareholders of the Funds of the Corporation are being asked to elect the 5 Nominees (defined below) to serve as directors on the Board, each to hold office for an indefinite term. Further information about this proposal and each Nominee is set forth under “Proposal 1 – Elect Directors.”

Proposal 2: Approve Proposed Management Agreement

The shareholders of each Fund are being asked to approve a new investment management agreement between the Investment Adviser and the Corporation, on behalf of each of the Funds (the “Proposed Management Agreement”). The Proposed Management Agreement has the same fee rates as, and is otherwise substantially similar to, the Previous Management Agreements (defined below) for each Fund. None of the differences between the Previous Management Agreements and the Proposed Management Agreement are considered to be material in nature, as discussed in further detail under “Proposal 2 – Approve Proposed Management Agreement.”

Effectiveness of the Proposals

The effectiveness of each Proposal is not contingent on the approval of the other Proposal. In addition, the effectiveness of Proposal 2 for a Fund is not contingent on the approval of Proposal 2 by another Fund.

PROPOSAL 1 – ELECT DIRECTORS

(All Funds)

Overview and Related Information

At a meeting held on April 13, 2012, the Governance Committee of the Board nominated each of the Non-Interested Nominees (defined below) as candidates for the Board. In addition, at a meeting held on April 13, 2012, the Board, including a majority of the directors who are not “interested persons,” as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”), of the Corporation (each, a “Non-Interested Director” and collectively, the “Non-Interested Directors”), accepted and endorsed the nominations of the Non-Interested Nominees, nominated the Interested Nominee (defined below) and voted to present each Nominee to shareholders for election as directors. The Board currently has no reason to believe that any Nominee will become unavailable for election as a director, but if such unavailability should occur before the Meeting, the proxies will be voted for such other individuals as the Governance Committee of the Board and the Board may designate.

The “Nominees” are: John S. Emrich, Michael S. Erickson, James B. Glavin, Ronald Rotter and Michael Stolper. Each of the Nominees currently serves as a Director on the Board. The Nominees would serve as directors in accordance with the organizational documents of the Corporation. Each director would serve for an indefinite term. A director serves until a successor is elected and qualified or until resignation.

A Nominee is deemed to be “non-interested” to the extent the Nominee is not an “interested person,” as that term is defined in the 1940 Act, of the Corporation. The “Non-Interested Nominees” are: John S. Emrich, Michael S. Erickson, James B. Glavin and Ronald Rotter.

The Funds currently treat Michael Stolper (the “Interested Nominee”) as an “interested person” of the Funds because Mr. Stolper is a minority owner and the sole director and acting president of the Investment Adviser.

Information Regarding the Non-Interested Nominees

Background information regarding each of the Non-Interested Nominees follows:

Name, Address and Age	Position(s) Held or to be Held with the Corporation	Term of Office and Length of Time Served as a Director of the Corporation	Principal Occupation(s) During the Past Five Years	Number of Portfolios in Fund Complex Overseen or to Be Overseen	Other Directorships Held by Nominee During the Past Five Years
John S. Emrich, CFA c/o Meridian Fund, Inc. 60 East Sir Francis Drake Blvd., Suite 306 Larkspur, CA 94939 Age 44	Director	Indefinite term since October 6, 2010	Private Investor, January 2011 to present; Co-Founder and Portfolio Manager, Ironworks Capital Management (an investment adviser), April 2005 to December 2010.	3	None

Michael S. Erickson c/o Meridian Fund, Inc. 60 East Sir Francis Drake Blvd., Suite 306 Larkspur, CA 94939 Age 60	Director	Indefinite term since May 3, 1985	Private Investor, August 2007 to present; Chairman and CFO, AeroAstro (spacecraft parts and systems), September 1998 to August 2007; Trustee and Treasurer, The Marin School, September 2005 to June 2008.	3	None

James B. Glavin c/o Meridian Fund, Inc. 60 East Sir Francis Drake Blvd., Suite 306 Larkspur, CA 94939 Age 76	Director and Chairman of the Board	Indefinite term since May 3, 1985	Retired; previously Chairman of the Board, Orchestra Therapeutics, Inc.	3	None

Name, Address and Age	Position(s) Held or to be Held with the Corporation	Term of Office and Length of Time Served as a Director of the Corporation	Principal Occupation(s) During the Past Five Years	Number of Portfolios in Fund Complex Overseen or to Be Overseen	Other Directorships Held by Nominee During the Past Five Years
Ronald Rotter c/o Meridian Fund, Inc. 60 East Sir Francis Drake Blvd., Suite 306 Larkspur, CA 94939 Age 69	Director	Indefinite term since May 2, 2007	Private Investor, January 2008 to present; Retired; Co-Founder, Managing Partner and portfolio manager, RBR Capital Management (a long/short consumer sector equity hedge fund), January 2005 to December 2007.	3	None

Information Regarding the Interested Nominee

Background information regarding the Interested Nominee follows:

Name, Address and Age	Position(s) Held or to be Held with the Corporation	Term of Office and Length of Time Served as a Director of the Corporation	Principal Occupation(s) During the Past Five Years	Number of Portfolios in Fund Complex Overseen or to Be Overseen	Other Directorships Held by Nominee During the Past Five Years
Michael Stolper c/o Meridian Fund, Inc. 60 East Sir Francis Drake Blvd., Suite 306 Larkspur, CA 94939 Age 66	Director	Indefinite term since May 3, 1985	President, Stolper & Company, Inc. (an investment adviser), September 1975 to present; Managing Member, Windowpane Advisors L.L.C. (an investment adviser), January 1, 2005 to present; Trustee, Ewing Marion Kauffman Foundation, March 2010 to present; Director and Acting President, Aster Investment Management Co., Inc. (an investment adviser), April 2012 to present.	3	None

Nominees’ Beneficial Ownership of Shares of Each Fund

The following tables provide information, as of March 31, 2012, about the beneficial ownership by the Nominees of shares of each Fund.

Non-Interested Nominees

Name of Nominee	Dollar Range of Equity Securities in Meridian Fund, Inc.®	Aggregate Dollar Range of Equity Securities in Meridian Fund, Inc.®
John S. Emrich	Meridian Equity Income Fund® – None Meridian Growth Fund® – None Meridian Value Fund® – None	None

Michael S. Erickson	Meridian Equity Income Fund® – Over $100,000 Meridian Growth Fund® – $1 - $10,000 Meridian Value Fund® – $50,001 - $100,000	Over $100,000

James B. Glavin	Meridian Equity Income Fund® – Over $100,000 Meridian Growth Fund® – Over $100,000 Meridian Value Fund® – $10,001 - $50,000	Over $100,000

Ronald Rotter	Meridian Equity Income Fund® – Over $100,000 Meridian Growth Fund® – None Meridian Value Fund® – None	Over $100,000

Interested Nominee

Name of Nominee	Dollar Range of Equity Securities in Meridian Fund, Inc.®	Aggregate Dollar Range of Equity Securities in Meridian Fund, Inc.®
Michael Stolper	Meridian Equity Income Fund® – $10,001 - $50,000 Meridian Growth Fund® – Over $100,000 Meridian Value Fund® – Over $100,000	Over $100,000

Status of Current Directors

Messrs. Emrich, Erickson, Glavin, Rotter and Stolper currently comprise the entire Board. Messrs. Erickson, Glavin and Stolper were each appointed to serve as a director of the Corporation by the initial director, pursuant to the Corporation’s organizational documents, and then elected by the then sole shareholder of the Corporation. Messrs. Rotter and Emrich were appointed by the then current directors to serve as directors of the Corporation in 2007 and 2010, respectively. The Board met on two occasions during the Corporation’s fiscal year ended June 30, 2011.

Leadership Structure

The Board supervises and oversees the management and operations of the Funds in accordance with the provisions of the 1940 Act, applicable provisions of state and other laws and the Corporation’s Amended and Restated Articles of Incorporation and By-Laws. In so doing, the Board has a duty to act in the best interests of Fund shareholders. The Board meets at regularly scheduled meetings at least twice each year. In addition, the Board may hold, and has held, special meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings.

Currently, the Board consists of five Directors who have extensive and varied experiences and skills. The Non-Interested Directors meet in executive session at each regular Board meeting. Mr. Stolper is an “Interested Director” due to his ownership interest in the Investment Adviser and because he serves as the sole director and acting president of the Investment Adviser. Mr. Glavin is the Chairman of the Board. The Chairman’s role is to preside at all meetings of the Board and to act as liaison with the Investment Adviser, other Directors, service providers, and counsel. The Chairman may also perform such other functions as may be delegated by the Board from time to time. As further described below, the Board has established an Audit Committee, a Governance Committee, and a Qualified Legal Compliance Committee (“QLCC”), each composed of all of the Non-Interested Directors of the Corporation.

The Corporation believes that its Chairman, the full Board, including the Non-Interested Directors, and each of the committees, are adequately constituted to permit the Board to exercise informed judgment over matters under its purview and allow it to allocate areas of responsibility in a manner that enhances oversight and provides effective leadership that is appropriate for the Corporation, its Funds and their shareholders.

Current Committees of the Board

As discussed above, the Board has established an Audit Committee and a Governance Committee, each composed of all the Non-Interested Directors of the Corporation. The Audit Committee approves the engagement and monitors the performance of the Funds’ independent certified public accountants and reviews the audit plan and results of audits. The Audit Committee meets from time to time with the Funds’ independent accountants to exchange views and information and to assist the full Board in fulfilling its responsibilities relating to corporate accounting and reporting practices. There were two Audit Committee meetings held during the last fiscal year. The Board has also established a QLCC, composed of the members of the Audit Committee. The QLCC reviews and investigates any material violations reported by an attorney in connection with the “up the ladder” reporting requirements. This reporting requirement includes requiring an attorney to report evidence of a material violation of securities law, breach of fiduciary duty or similar violation. The QLCC held no meetings during the last fiscal year. The Governance Committee makes recommendations to the Board on issues related to the Non-Interested Directors and the composition and operation of the Board, and is responsible for those duties normally performed by a nominating committee. The Governance Committee met twice during the last fiscal year.

The Corporation’s Articles of Incorporation and By-Laws do not set forth any specific qualifications to serve as a director. The charter of the Governance Committee also does not set forth any specific qualifications, but does set forth certain factors that the Governance Committee may take into account in considering director candidates. The charter of the Governance Committee is provided in Appendix B. The Governance Committee’s policy with respect to considering director candidates recommended by shareholders, and the procedures to be followed by shareholders in submitting such recommendations, are set forth in Section 3 of such charter. The Governance Committee has not established any specific minimum qualifications that must be met by a nominee or specific qualities or skills that the Governance Committee believes are necessary for one or more of the directors to possess.

The Governance Committee does not have a formal process for identifying and evaluating nominees, including nominees recommended by shareholders. Instead, it follows the process it deems appropriate under the circumstances. Among the attributes or skills common to all directors are their ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the other directors, the Investment Adviser, other service providers, counsel and the independent registered public accounting firm, and to exercise effective and independent business judgment in the performance of their duties as directors. Each director’s ability to perform his duties effectively has been attained through: (i) the individual’s business and professional experience and accomplishments; (ii) the individual’s experience working with the other directors and management; (iii) the individual’s prior experience, if any, serving on the boards of public companies and/or other complex enterprises and organizations; and (iv) his or her educational background, professional training, and/or other life experiences. Generally, no one factor was decisive in determining that an individual should serve as director.

Nominee Qualifications

The following is a summary of the particular professional and other experiences of each Nominee that was relevant to the nomination of that individual (as of the date of this Joint Proxy Statement): Mr. Emrich has significant experience in the investment management and financial services industry. Mr. Emrich served as a financial analyst or portfolio manager for over 13 years for various investment advisory firms. Prior to such positions he also performed business valuations and appraisal analyses at KPMG

Peat Marwick, an accounting firm. Mr. Erickson has significant leadership and financial management experience, previously serving as Chairman of the Board and Chief Financial Officer of AeroAstro for nearly 9 years, and as a Director on the Board of Directors of Decimal, Inc., an online IRA administration company. He has served as a certified public accountant for Coopers & Lybrand, an accounting firm, and has served as Chief Financial Officer for several companies. Mr. Erickson holds a Master of Business Administration degree from Stanford Graduate School of Business. Mr. Glavin also provides the Board with strong management acumen as he has served as CEO and Chairman of Orchestra Therapeutics, Inc. (formerly known as Immune Response Corp.), a biopharmaceutical company and as a board member for Althea Tech, a privately held biotechnology company. Mr. Rotter provides business and investment management expertise to the Board, previously serving as Managing Partner and founder of RBR Capital Management, a long/short consumer sector equity hedge fund. In addition, he has extensive experience serving as a securities analyst at various brokerage firms for over 19 years. Mr. Stolper provides broad financial advisory and brokerage business experience serving as the President of Stolper & Co., Inc., an investment adviser for over 35 years. Based upon his years of experience, he possesses a keen understanding of the securities industry and the regulatory framework applicable to it, including the Funds. He also holds a Master of Arts degree in Finance. The Corporation does not believe that any one factor is determinative in assessing a Director’s qualifications, but that the collective experience of each Director makes them highly qualified.

Board Risk Oversight

The Funds are subject to certain risks, including investment, compliance, operational and valuation risks. Like most mutual funds, the day-to-day business of the Funds, including the management of risk, is performed by third-party service providers such as the Investment Adviser. The Board is responsible for overseeing the Funds’ service providers and, thus has oversight responsibility with respect to risk management performed by those service providers. Risk oversight is addressed as part of the various activities of the Board and its committees. The full Board regularly engages in discussions of risk management and receives, among other reports and information, compliance reports that inform its oversight of risk management from the Funds’ Chief Compliance Officer (“CCO”) at each meeting and on an ad hoc basis, when and if necessary. In addition, the Board and the Non-Interested Directors have access to the CCO, the Corporation’s independent registered public accounting firm and legal counsel for consultation to assist them in performing their oversight responsibilities. Also, the Audit Committee, which receives reports from the independent registered public accounting firm, considers financial and reporting risk within its area of responsibilities. From its review of reports and discussions with the Investment Adviser, the CCO, the independent registered public accounting firm and other service providers, the Board and the Audit Committee are informed in detail about the material risks of the Funds, thereby facilitating a dialogue about how management and service providers identify and mitigate those risks.

The Board recognizes that not all risks that may affect the Funds can be identified and/or quantified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) in pursuit of the Funds’ goals, and that the processes, procedures and controls employed to address various risks may be limited in their effectiveness. Moreover, reports received by the Directors as to risk management matters are typically summaries of the pertinent information. Most of the Funds’ investment management and business affairs are carried out by or through the Funds’ Investment Adviser and other service providers, each of which has an independent interest in risk management but whose policies and the methods by which one or more risk management functions are carried out may differ from the Funds’ and each other’s in the setting of priorities, the resources available or the effectiveness of relevant controls. As a result, the Board’s ability to monitor and manage risk, as a practical matter, is subject to certain limitations.

Procedures for Communications to the Board

Shareholders who want to communicate with the Board or an individual director should send written communications to c/o The Secretary of Meridian Fund, Inc., 60 East Sir Francis Drake Blvd., Suite 306, Larkspur, CA 94939, addressed to the Board of Directors of the Corporation or the individual director. The Secretary of the Corporation may determine not to forward to the Board or individual director any letter that does not relate to the business of a Fund.

Officer of the Corporation

The following table provides information about the officer of the Corporation.

Officer

Name, Address and Age	Position(s) Held or to be Held with the Corporation	Term of Office and Length of Time Served as an Officer of the Corporation	Principal Occupation(s) During the Past Five Years
Gregg B. Keeling, CPA c/o Meridian Fund, Inc. 60 East Sir Francis Drake Blvd., Suite 306 Larkspur, CA 94939 Age 56	Chief Financial Officer, Treasurer, and Secretary	Indefinite term since April 1999	Vice President of Operations, Principal Financial and Accounting Officer and Chief Compliance Officer, Aster Investment Management Co., Inc., April 1999 to present.
	Chief Compliance Officer, AML Officer	Indefinite term since 2004
	Acting President (Principal Executive Officer)	Since February 2012

Remuneration for Directors and Officers

The Corporation pays no salaries or other compensation to its Directors or officers other than fees to the Non-Interested Directors. The Non-Interested Nominees, if elected as Directors, will be entitled to receive fees as established by the Board from time-to-time.

The table below provides total directors’ fees paid by each Fund and the Corporation to the current Directors who are Non-Interested Nominees for the Funds’ most recently completed fiscal year. No director listed below received pension or retirement benefits accrued as part of any Fund’s expenses in any Fund’s last fiscal year. All directors receive reimbursements for reasonable expenses related to their attendance at meetings of the Board or standing Committees, which are not reflected in the amounts shown.

Director Compensation for the Fiscal Year Ended June 30, 2011

Name of Director	Total Compensation from Meridian Growth Fund®	Total Compensation from Meridian Value Fund®	Total Compensation from Meridian Equity Income Fund®	Aggregate Compensation from Meridian Fund, Inc.®
John S. Emrich	$3,508	$3,292	$200	$7,000

Michael S. Erickson	$4,065	$3,815	$200	$8,080

James B. Glavin	$4,065	$3,815	$200	$8,080

Ronald Rotter	$4,065	$3,815	$200	$8,080

Required Vote and Recommendation

The Corporation is organized as a Maryland corporation. The election of directors requires the affirmative vote of a plurality of the votes cast at a meeting at which a quorum of the Corporation is present.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF ALL FUNDS VOTE FOR THE ELECTION OF EACH NOMINEE.

PROPOSAL 2 – APPROVE PROPOSED MANAGEMENT AGREEMENT

(All Funds)

Overview

The Board is recommending that shareholders of each Fund approve the Proposed Management Agreement between the Investment Adviser and the Corporation, on behalf of each of the Funds. The Investment Adviser currently serves as the investment adviser to the Funds under the Interim Agreements (defined below). On April 13, 2012, the Board, including a majority of the Non-Interested Directors, at an in-person meeting called for the purpose of approving a new investment management agreement, approved the Proposed Management Agreement, subject to approval by the shareholders of each of the Funds voting separately.

Reason for Proposal and Interim Agreements

You are being asked to approve the Proposed Management Agreement for each Fund in order to ensure the continued provision of advisory services to the Funds by the Investment Adviser. On February 16, 2012, Richard F. Aster, Jr., the owner of approximately 96% of the Investment Adviser, Chairman of the Board and lead portfolio manager of the Funds, unexpectedly passed away. In connection with his death, Mr. Aster’s ownership interest in the Investment Adviser, among other assets, was transferred (the “Transfer”) to a trust (the “Trust”). First Republic Trust Company (“First Republic”), as a co-trustee of the Trust, has sole authority to act under the Trust agreement with respect to the Trust’s ownership interest in the Investment Adviser. In this regard, First Republic has the authority, without limitation, to make all decisions regarding the Trust’s ownership interest in the Investment Adviser, as well as the administration, management and operations of the Investment Adviser, on behalf of the Trust. The Trustee is considering its options with respect to its holdings of shares of the Investment Adviser. In this context, the Trustee plans to hire an independent financial adviser to assist it in identifying and evaluating potential options. A transfer by the Trustee of some or all of its shares in the Investment Adviser may result in a change of control of the Investment Adviser, thereby requiring a subsequent proxy solicitation of shareholders of the Funds.

The Transfer has been treated as constituting a “change in control” of the Investment Adviser, resulting in the assignment and termination of the investment management agreements between the Funds and the Investment Adviser (the “Previous Management Agreements”) under the 1940 Act. In light of this consequence, the Board approved interim investment management agreements with the Investment Adviser for each Fund (the “Interim Agreements”) pursuant to Rule 15a-4 under the 1940 Act. The Investment Adviser is currently managing the Funds pursuant to the Interim Agreements, which became effective for each Fund as of the Transfer.

In accordance with Rule 15a-4, the Interim Agreements allow the Investment Adviser to continue performing investment advisory services for each Fund for a maximum of 150 days following the Transfer. The Interim Agreements are essentially the same as the respective Previous Management Agreements, except with respect to the duration of the contracts and the manner by which the contracts may be terminated. Importantly, each Fund pays the same fees under its Interim Agreement as it paid under its Previous Management Agreement. The Board is now soliciting shareholder approval of the Proposed Management Agreement for each Fund prior to the expiration of the 150-day duration of the Interim Agreements on July  15, 2012.

Description of the Previous Management Agreements and the Proposed Management Agreement

The Investment Adviser previously served as investment adviser to each of the Funds pursuant to the Previous Management Agreements, and, as noted above, currently serves as investment adviser to each of the Funds pursuant to the Interim Agreements. The Previous Management Agreements were approved at inception for each of Meridian Growth Fund® (August 1, 1984), Meridian Value Fund® (February 10, 1994) and Meridian Equity Income Fund® (January 31, 2005). Until the end of October 2000, when it was merged into the Investment Adviser, Aster Capital Management, Inc., which was also controlled and owned, with the exception of a small minority position (6%), by Richard F. Aster, Jr., served as the Meridian Growth Fund’s® and Meridian Value Fund’s® investment adviser. This merger did not affect the fees or terms of the advisory engagement, and did not involve a change in actual control or management of the Investment Adviser. Thus, although a new investment management agreement was executed as of November 1, 2000, shareholder approval of such agreement was not required.

The Proposed Management Agreement has the same fee rates as, and is otherwise substantially similar to, the Previous Management Agreements for each Fund. The Proposed Management Agreement and the Previous Management Agreements are sometimes referred to in this section as the “Agreements.” None of the differences between the Previous Management Agreements and the Proposed Management Agreement are considered to be material in nature. The form of the Proposed Management Agreement is provided in Appendix A. Shareholders are encouraged to refer to Appendix A.

Duties of the Investment Adviser. Pursuant to the Agreements, the Investment Adviser provides investment advisory services to the Funds, including the discretionary authority to manage the investment and reinvestment of the cash and securities in the accounts of each Fund and executing, or causing the execution of, the Funds’ purchase and sale orders. The Proposed Management Agreement memorializes the Investment Adviser’s current practices with respect to reporting to the Board on a variety of matters, including research and statistical data affecting the Funds. The Proposed Management Agreement also has certain other non-material differences from the Previous Management Agreements, which are designed to clarify the responsibilities of the Investment Adviser.

Rates of Compensation of the Investment Adviser. The rates of compensation of the Investment Adviser under the Agreements are as follows:

Meridian Equity Income Fund

On all sums from $0 through $10 million:	1.00% per Annum

On all sums from $10 million through $30 million:	0.90% per Annum

On all sums from $30 million through $50 million:	0.80% per Annum

On all sums in excess of $50 million:	0.70% per Annum

Meridian Growth Fund

On all sums from $0 through $10 million:	1.00% per Annum

On all sums in excess of $50 million:	3/4 of 1.00% per Annum

Meridian Value Fund

On all sums:	1.00% per Annum

Expense Limitation. The Corporation and the Investment Adviser had entered into two separate forms of the Previous Management Agreements. The first form covered Meridian Value Fund® and Meridian Growth Fund® and the second form covered Meridian Equity Income Fund®. The principal difference between the two forms of agreement relates to the expense limitation provisions that are included in the form covering Meridian Value Fund® and Meridian Growth Fund®. Under the Proposed Management Agreement for each Fund, this expense limitation provision, which related to state law limitations on ordinary operating expenses of the Corporation that no longer apply, would be deleted and, accordingly, the form of Proposed Management Agreement for each Fund would be identical.

Term of Agreement. The Proposed Management Agreement will have a new effective date and provide for a one-year initial term. The Proposed Management Agreement for a Fund will go into place upon shareholder approval of such Proposed Management Agreement.

Board Consideration of Proposed Management Agreement for Each Fund

At a meeting held on April 13, 2012, the Directors of the Funds, including a majority of the Non-Interested Directors, unanimously approved the Proposed Management Agreement for each Fund and determined to recommend that shareholders of each Fund approve the Proposed Management Agreement.

In preparation for the meeting, the Directors received and evaluated information supplied by the Investment Adviser in response to a request letter addressed to the

Investment Adviser by counsel, at the Board’s request, which identified items that should be provided in order for the Directors to gain reasonable assurance that they have sufficiently considered all relevant and required information related to approval of the Proposed Management Agreement for each Fund. The Directors noted that they oversee on a continuous basis, including at a meeting held on October 5, 2011 when they most recently re-approved the Previous Management Agreements, the nature and quality of the services provided by the Investment Adviser, the investment performance of the Funds, compliance functions and a variety of other matters relating to the Funds’ operations. The Directors emphasized that, in light of Mr. Aster’s death and the Transfer, it was critical that they confirm the Investment Adviser’s ability to continue to manage the Funds under the current circumstances.

The Directors examined and considered, among other items, performance and expense information of other retail and institutional investment companies with similar objectives, derived from data compiled by an independent third-party provider, as well as other information received from the Investment Adviser and, in particular, reports and information from the Investment Adviser regarding the Investment Adviser’s capabilities following the death of Mr. Aster.

Prior to voting to approve the Proposed Management Agreement with respect to each of the Funds, the Non-Interested Directors also met in a private session at which the Interested Director and the representatives of the Investment Adviser were not present. In the process of making their determinations, the Directors considered factors they believed relevant to the selection of the Investment Adviser, the approval of the fee structures and amounts to be paid under the Proposed Management Agreement. The Directors based their determinations on a comprehensive consideration of all information presented to, and/or requested by, them and such determinations were not disproportionately influenced by any single controlling factor. The Directors evaluated all information available to them for each of the Funds, and their determinations were made separately in respect of each Fund. Some of the factors considered are discussed in more detail below.

The Board considered alternatives to approving the Proposed Management Agreement, including whether to appoint a different investment adviser. While the Board was mindful of the potential disruptions of the Funds’ operations and various risks, uncertainties and other effects that could occur as a result of a decision not to continue such relationship, its primary focus was on confirming the Investment Adviser’s continued ability to manage the Funds. After considering all information presented, the Board determined that approving the Proposed Management Agreement was in the best interests of each Fund and its shareholders, despite the availability of alternatives.

Nature, Extent and Quality of Services

The Directors considered the nature, extent and quality of the investment research and portfolio management functions of the Investment Adviser and the resources dedicated by the Investment Adviser and the resources expected to continue to be dedicated in performing services for the Funds. In light of Mr. Aster’s death, in evaluating whether to approve the Proposed Management Agreement, the Board met with each of the investment management professionals at the Investment Adviser and evaluated their backgrounds, qualifications and experiences. The Board noted that the individuals at the Investment Adviser, who assumed the primary portfolio management responsibilities for the Funds upon Mr. Aster’s death, have served as key members of the investment management team at the Investment Adviser for a number of years. The Directors also considered the operational structure and status of the Investment Adviser. They noted that, while Mr. Aster was the President of the Investment Adviser, other key personnel had extensive experience managing the day-to-day administrative and financial operations of the Investment Adviser.

The Directors also considered the respective investment strategies of the Funds and noted favorably the Investment Adviser’s demonstrated ability, over time, to achieve a competitive rate of return for long-term investors. The Directors considered the Investment Adviser’s ability to provide other services, including the Investment Adviser’s assistance in the coordination of the activities of the Funds relating to other service providers, fund administration and compliance programs. Based on the above factors, together with those referenced below, the Directors concluded that, in all material respects, they were satisfied with the nature, extent and quality of services provided, and expected to be provided, to the Funds under the Proposed Management Agreement.

Performance

The Directors reviewed the performance of the Funds. The Directors considered historical performance information, as well as recent performance since the death of Mr. Aster, which the Directors recognized was for a short period of time. The Directors noted that, while the Meridian Value Fund’s® one- and three-year performance trailed the performance index comprising all retail and institutional funds within its investment category as determined by an independent third-party provider (“performance universe”) over the longer five- and ten-year periods the Meridian Value Fund® outperformed its performance universe. The Directors also noted that the Meridian Equity Income Fund® and the Meridian Growth Fund® outperformed their respective performance universe over each of the applicable one-, three-, five- and ten-year time periods.

In addition to the information reviewed by the Directors during their meeting, the Directors received detailed monthly performance reports for the Funds throughout the year. These reports present the Funds’ performance in comparison to both broad market and peer group indices. The Directors noted that the Investment Adviser’s management of the Funds’ investment portfolios had resulted in competitive performance overall and, in particular, solid returns for long-term investors. The Directors also considered reports from the Investment Adviser indicating that the

Funds were continuing to be managed according to the same process and strategies that were in place under the Previous Management Agreements.

Fees, Cost of the Advisory Services and Profitability

In connection with the Board’s review of the level of the advisory fee rates under the Proposed Management Agreement, the Board considered a variety of factors. The Board noted that the fee rates under the Proposed Management Agreement were identical to those under the Previous Management Agreements. The Board’s analysis and review of each Fund’s advisory fee and estimated expenses included a discussion and review of data concerning the current fee and expense ratios of each Fund compared to their respective Peer Group. The Board noted that each Fund’s advisory fee and expense ratio were generally in line with those of their Peer Group. The Board also noted the advisory fee breakpoints for the Meridian Growth Fund® and the Meridian Equity Income Fund® as well as applicable fee waiver commitments.

The Directors also considered the existing and projected direct and indirect costs of the Investment Adviser in providing investment management services for the Funds.

The Directors considered the profits being realized by the Investment Adviser from its relationship with the Funds. The Directors, in exercising their business judgment, with consideration duly given to, among other things, the nature and quality of services provided, the solid long-term performance of the Funds, investment industry practices and comparable funds’ average fee expense, determined using independent third party data, did not deem the profits the Investment Adviser received from providing services to the Funds to be unreasonable. The Directors recognized that it is difficult to make comparisons of profitability from investment advisory contracts. This is because comparative information is not generally publicly available and is affected by numerous factors, including the structure of the particular adviser, the type of clients it advises, its business mix, and numerous assumptions regarding allocations and the adviser’s capital and management structure.

Economies of Scale

The Directors considered the information provided by the Investment Adviser relating to economies of scale. While intending to monitor future Fund assets, and the extent that economies of scale are realized, the Directors noted that current advisory fee levels and applicable fee waiver arrangements reflect an equitable sharing of benefits with shareholders.

Ancillary Benefits and other Factors

The Directors additionally considered certain benefits the Investment Adviser realizes due to its relationship with the Funds. In particular, the Investment Adviser has arrangements under which certain brokers may provide industry research to the

Investment Adviser’s portfolio managers through the use of a portion of the brokerage commissions generated from the Investment Adviser’s trading activities on behalf of the Funds. Under this arrangement, the Directors believe that the Funds’ shareholders benefit as well from these research products paid for through broker commissions and soft dollar arrangements.

Conclusion

After an evaluation of the above-described factors, and based on their deliberations and analysis of the information provided and alternatives considered, the Directors, including all of the Non-Interested Directors, unanimously approved the Proposed Management Agreement for each Fund.

Required Vote and Recommendation

For each Fund, the affirmative vote of a majority of the outstanding voting securities is required, which for this purpose means the affirmative vote of the lesser of (i) more than 50% of the outstanding voting securities of such Fund or (ii) 67% or more of the outstanding voting securities of such Fund present at the Meeting if more than 50% of the outstanding voting securities of such Fund are present at the Meeting in person or represented by proxy. Each such Fund’s shareholders vote separately from each other Fund’s shareholders on Proposal 2.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF EACH FUND VOTE FOR THE APPROVAL OF THE PROPOSED MANAGEMENT AGREEMENT.

PROXY VOTING AND SHAREHOLDER MEETING INFORMATION

Proxy Solicitation

If you properly authorize your proxy through the Internet or telephonically, or by executing and returning the enclosed proxy card, and your proxy is not subsequently revoked, your votes will be cast at the Meeting. If you give instructions, your votes will be cast in accordance with your instructions. If you return your signed proxy card without instructions, your votes will be cast (i) FOR the election of the 5 Nominees to serve as directors on the Board (Proposal 1); and (ii) FOR the approval of the Proposed Management Agreement between the Investment Adviser and the Corporation (Proposal 2). Your votes will be cast in the discretion of the proxy holders on any other matter that may properly come before the Meeting, including, but not limited to, proposing and/or voting on the adjournment of the Meeting with respect to one or both Proposals in the event that a quorum is not obtained and/or sufficient votes in favor of either Proposal are not received. Shareholders of all Funds will vote together on Proposal 1. Shareholders of each Fund will vote separately on Proposal 2. The effectiveness of each Proposal is not contingent on the approval of the other Proposal. In addition, the effectiveness of Proposal  2 for a Fund is not contingent on the approval of Proposal 2 by another Fund.

Revocation of Proxies

If you sign, date and submit a proxy card in respect of a Fund, you may revoke that proxy or change it by written notice to the Corporation, by submitting a subsequently executed and dated proxy card, by authorizing your proxy by telephone or Internet at a later date, or by attending the Meeting and casting your vote in person, or as otherwise permitted. Attending the Meeting in person will not automatically revoke your prior proxy.

Quorum and Methods of Tabulation

Votes cast by proxy or in person at the Meeting will be tabulated by the inspectors of election appointed for the Meeting. The inspectors of election will determine whether or not a quorum is present at the Meeting. A quorum of shareholders of the Corporation is required to take action on Proposal 1. A quorum of shareholders of each Fund is required to take action at the Meeting on Proposal 2 for that Fund. For Proposal 1, a majority of the Corporation’s collective shares outstanding and entitled to vote, present in person or by proxy, constitutes a quorum of the Funds. For Proposal 2, a majority of each Fund’s shares outstanding and entitled to vote, present in person or by proxy, constitutes a quorum for such Fund. The Funds will treat abstentions and “broker non-votes” (i.e., shares held of record by a financial intermediary, such as a broker, or nominee, typically in “street name,” as to which proxies have been returned but (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) as present for purposes of determining a quorum.

In the event that a quorum of shareholders of the Corporation or of a Fund is not present at the Meeting or, even if such a quorum is so present, in the event that sufficient votes in favor of any Proposal are not received and tabulated prior to the time the Meeting is called to order, the Meeting may be adjourned for a reasonable time after the date originally set for the Meeting with respect to the Corporation or one or more Funds and/or with respect to one or both Proposals by the vote of a majority of the shares represented at the Meeting, either in person or by proxy, and further solicitations may be made.

Record Date

The close of business on April 18, 2012 has been fixed as the record date (the “Record Date”) for the determination of shareholders entitled to notice of, and to vote at, the Meeting. As of the Record Date, the number of shares of each Fund that were issued and outstanding were as follows: 3,241,875.272 shares for the Meridian Equity Income Fund®; 58,370,556.816 shares for the Meridian Growth Fund®; and 23,377,745.622 shares for the Meridian Value Fund®. Shareholders of the Funds are entitled to one vote for each share and a proportionate fractional vote for each fractional share outstanding on the Record Date.

Required Vote

Election of directors (Proposal 1) requires the affirmative vote of a plurality of votes cast at the Meeting by or on behalf of shareholders of the Corporation. A “plurality of votes cast” means that a nominee is elected if he or she receives the highest number of affirmative votes cast, whether or not such votes constitute a majority, up to the maximum number of directors to be elected at the Meeting, which is 5.

Approval of a new investment management agreement between the Investment Adviser and the Corporation (Proposal 2) requires the affirmative vote of a “majority of the outstanding voting securities” of a Fund, which for this purpose means the affirmative vote by the lesser of: (i) more than 50% of the outstanding voting shares of such Fund or (ii) 67% or more of the outstanding voting shares of the Fund present at the Meeting if more than 50% of the outstanding voting shares of the Fund are present at the Meeting in person or represented by proxy.

Effect of Abstentions and Broker Non-Votes

For all matters to be voted upon, an abstention or broker non-vote will not be considered a vote cast, however, an abstention or broker non-vote will be counted for purposes of attaining a quorum. Abstentions and broker non-votes will have no effect on the outcome of the vote on Proposal 1. Abstentions and broker non-votes will have the same effect as a vote against Proposal 2.

OTHER INFORMATION

This section provides certain information about the Corporation, including information about the Investment Adviser, the distributor, administrator, and the identity of persons holding more than 5% of the outstanding shares of any Fund.

The Corporation is an open-end, management investment company that was established under the laws of the State of Maryland on March 5, 1984. The Corporation currently offers three portfolios or funds. The address of the Corporation is 60 E. Sir Francis Drake Blvd., Wood Island, Suite 306, Larkspur, CA 94939.

Current Service Providers

Investment Adviser. Aster Investment Management Co., Inc. serves as investment adviser to the Funds. The Investment Adviser is located at 60 E. Sir Francis Drake Blvd., Wood Island, Suite 306, Larkspur, CA 94939. The Investment Adviser is a registered investment adviser initially incorporated in 1977 and currently organized as a Subchapter S corporation. Michael Stolper serves as the sole director and acting president of the Investment Adviser. His principal occupations are set forth under Proposal 1 above. His address is the same as the Investment Adviser.

Just prior to his death, Richard F. Aster, Jr. owned approximately 96% of the Investment Adviser and as a result was deemed to be “in control” of the Investment Adviser. In connection with his death, Mr. Aster’s ownership interest in the Investment Adviser was transferred to the Trust over which, as described above, First Republic, as a co-trustee of the Trust, has sole authority to act under the Trust agreement with respect to the Trust’s ownership interest in the Investment Adviser. First Republic is located at 111 Pine St., 10th Fl., San Francisco, CA 94111. The Richard F. Aster, Jr. Foundation is the only beneficiary of the Trust with respect to the shares of the Investment Adviser.

The following table indicates amounts paid by each Fund to the Investment Adviser, or to an affiliate of the Investment Adviser, and fees waived by the Investment Adviser, during the Fund’s last fiscal year ended June 30, 2011:

Fund	Advisory Fees	Fees Waived by the Investment Adviser
Meridian Equity Income Fund®	$284,003	$1,193

Meridian Growth Fund®	$15,602,035	$0

Meridian Value Fund®	$8,885,478	$0

Administrator. BNY Mellon Investment Servicing (US) Inc., located at 760 Moore Road, King of Prussia, PA 19406, provides administration assistance services to the Funds.

Independent Registered Public Accountants. PricewaterhouseCoopers LLP, located at 3 Embarcadero Center, San Francisco, California 94111, serves as the Funds’ independent registered public accounting firm.

Significant Shareholders

As of the Record Date, the Nominees and officers of the Corporation, in the aggregate, owned 2.3% of the outstanding shares of the Meridian Equity Income Fund® and, in the aggregate, owned less than 1% of the outstanding shares of each the Meridian Growth Fund® and the Meridian Value Fund®.

The persons listed in the tables below are deemed to be control persons or principal owners of the Funds, as defined in the 1940 Act. Control persons own of record or beneficially 25% or more of a Fund’s outstanding securities and are presumed to control a Fund for purposes of voting on matters submitted to a vote of shareholders. The effect of such control may be to reduce the ability of other shareholders of the Funds to take actions requiring the affirmative vote of holders of a plurality or majority of a Fund’s shares without the approval of the controlling shareholder. Principal holders own of record or beneficially 5% or more of a Fund’s outstanding voting securities.

As of the Record Date, the following persons were known to own, beneficially or of record, 5% or more of the Meridian Equity Income Fund’s® outstanding shares:

Fund	Name and Address	Amount of Shares Owned	Percentage of Fund Owned
Meridian Equity Income Fund®	Richard F. Aster Jr. Trust U/A DTD 09/20/2005 60 E. Sir Francis Drake Blvd. Ste 306 Larkspur, CA 94939-1714	1,665,927.926	51.3878

	Aster Investment Management Co. Inc. Profit Sharing Plan, Herbert C. Kay, Trustee DTD 1-1-84 60 E. Sir Francis Drake Blvd. Ste 306 Larkspur, CA 94939-1714	427,658.211	13.1917

	Richard F. Aster Jr. Foundation 60 E. Sir Francis Drake Blvd. Ste 306 Larkspur, CA 94939-1714	206,978.995	6.3846

	Charles Schwab Reinvest Account 101 Montgomery St. San Francisco, CA 94104-4122	170,470.778	5.2584

As of the Record Date, the following persons were known to own, beneficially or of record, 5% or more of the Meridian Growth Fund’s® outstanding shares:

Fund	Name and Address	Amount of Shares Owned	Percentage of Fund Owned
Meridian Growth Fund®	National Financial Services Corp. FEBO Our Customers One World Financial Center 200 Liberty St. New York, NY 10281-1003	16,231,419.152	27.8091

	Charles Schwab Reinvest Account 101 Montgomery St. San Francisco, CA 94104-4122	12,069,354.295	20.6783

	Pershing LLC Mutual Fund Trading One Pershing Plaza 14th Floor Jersey City, NJ 07399-2000	4,345,467.602	7.4451

	TD Ameritrade Inc. FEBO Our Clients PO Box 2226 Omaha, NE 68103-2226	3,842,883.451	6.5840

	Vanguard Marketing Corp. 100 Vanguard Blvd. Malvern, PA 19355-2331	3,355,646.486	5.7492

As of the Record Date, the following persons were known to own, beneficially or of record, 5% or more of the Meridian Value Fund’s® outstanding shares:

Fund	Name and Address	Amount of Shares Owned	Percentage of Fund Owned
Meridian Value Fund®	Charles Schwab Reinvest Account 101 Montgomery St. San Francisco, CA 94104-4122	4,725,337.335	20.2129

	National Financial Services Corp. FEBO Our Customers Church Street Station PO Box 3908 New York, NY 10008-3908	4,504,310.073	19.2675

Fund	Name and Address	Amount of Shares Owned	Percentage of Fund Owned
Meridian Value Fund®	TD Ameritrade Inc. FEBO Our Clients PO Box 2226 Omaha, NE 68103-2226	1,332,022.523	5.6978

	Pershing LLC Mutual Fund Trading One Pershing Plaza 14th Floor Jersey City, NJ 07399-2000	1,215,431.759	5.1991

Expenses and Solicitation Activities

The Corporation and the Investment Adviser equally will bear all costs associated with the Meeting, including, but not limited to, the proxy solicitation costs. The Corporation has engaged Broadridge Financial Solutions, Inc. (“Broadridge”) to assist in soliciting at an estimated cost of between $495,000 and $525,000. Proxies may be solicited in person or by mail, telephone or via the Internet by employees or officers of the Corporation or the Investment Adviser, Broadridge, or BNY Mellon Asset Servicing, Inc., the Funds’ transfer agent.

Broadridge will also be providing additional services, including tabulation services. Among other things, Broadridge will be: (i) required to maintain the confidentiality of all shareholder information and (ii) prohibited from selling or otherwise disclosing shareholder information to any third party.

APPENDIX A

FORM OF INVESTMENT MANAGEMENT AGREEMENT

AND SERVICE AGREEMENT

THIS AGREEMENT is entered into this [    ] day of [    ] 2012, by and between Aster Investment Management Company, Inc. (the “Investment Manager”) and Meridian Fund, Inc. a series investment company (the “Company”).

1.	APPOINTMENT AND ACCEPTANCE OF APPOINTMENT OF THE INVESTMENT MANAGER

Subject to the express provision and limitations set forth in the Company’s Articles of Incorporation, Bylaws, Form N-1A Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) under the Securities Act of 1933, as amended (the “1933 Act”), and prospectus as in use from time to time, as well as to the factors affecting the Company’s status as a “regulated investment company” under the Internal Revenue Code of 1954, as amended, the Company hereby grants to the Investment Manager and the Investment Manager hereby accepts full discretionary authority to manage the investment and reinvestment of the cash and securities in the accounts of the Company for the Meridian Equity Income Fund, the Meridian Growth Fund and the Meridian Value Fund series. For all purposes hereunder, unless the context shall otherwise require, the references to “Portfolio” or “Portfolios” in the Agreement shall refer, individually and collectively, to the Meridian Equity Income Fund, the Meridian Growth Fund and the Meridian Value Fund, the assets of which are presently held by the Bank of New York Mellon (the “Custodian”), the proceeds thereof, and any additions thereto, in the Investment Manager’s discretion. In its duties hereunder, the Investment Manager shall further be bound by any and all determinations by the Board of Directors of the Company relating to investment policy, which determinations shall in writing be communicated to the Investment Manager. The Investment Manager shall, for all purposes herein, be deemed an independent contractor of the Company.

2.	POWERS OF THE INVESTMENT MANAGER

(a) The Investment Manager is empowered, through any of its officers or employees

(i) to invest and reinvest in equity securities, debt securities and other obligations of every description issued or incurred by governmental bodies, corporations, mutual funds, trusts, associations or firms, in money market instruments, and in loans and deposits at interest on call or on time, whether or not secured by collateral;

(ii) to buy, sell, and exercise warrants and other rights to subscribe for or sell stock or other securities; and

(iii) to take such other action, or direct the Custodian to take such other action, as may be necessary or desirable to carry out the purpose and intent of the foregoing.

(b) The Investment Manager is not empowered to have custody or possession of, or have authority to obtain custody or possession of securities or funds of the Company.

(c) The Investment Manager will report to the Board at each regular meeting thereof all material changes in the Portfolios since the prior report, and will also keep the Board informed of important developments affecting the Company, the Portfolios and the Investment Manager, and on its own initiative will furnish the Board from time to time with such information as the Investment Manager may believe appropriate, whether concerning the individual companies whose securities are held by the Portfolios, the industries in which they engage, or the economic, social or political conditions prevailing in each country in which the Portfolios maintain investments. The Investment Manager will also furnish the Board with such statistical and analytical information with respect to securities in the Portfolios as the Investment Manager may believe appropriate or as the Board reasonably may request.

3.	EXECUTION OF PORTFOLIO TRANSACTIONS

(a) In connection with the performance of its services hereunder, the Investment Manager is responsible for opening accounts with brokers, dealers and futures commission merchants (“broker-dealers”), selecting brokers, dealers and futures commission merchants to effect all transactions for the Portfolios, placing all necessary orders with broker-dealers or issuers (including affiliated broker-dealers), and negotiating commissions, if applicable. To the extent consistent with applicable law and the investment objectives of the Portfolios, the Investment Manager may purchase or sell orders for the Portfolios with contemporaneous purchase or sell orders of other clients of the Investment Manager and its affiliates. In such event, allocation of securities so sold or purchased, as well as the expenses incurred in the transaction, will be made by the Investment Manager in the manner the Investment Manager considers to be the most equitable and consistent with its fiduciary obligations to the Portfolios and to other clients. The Investment Manager will seek to obtain best execution of transactions for the Portfolios at prices which are advantageous to the Portfolios and at commission rates that are reasonable in relation to the benefits received. To the extent consistent with Section 28(e) of the Securities Exchange Act of 1934, the Investment Manager may pay a broker-dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another broker-dealer would have charged for effecting such transaction if the Investment Manager determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research products and/or services provided by such broker-dealer. This determination, with respect to brokerage and research products and/or services, may be viewed in terms of either that particular transaction or the overall responsibilities which the Investment Manager has with respect to the Portfolio, as well as to other accounts over which the Investment Manager exercises investment discretion. Not all such services or products need be used by the Investment Manager in managing the Portfolios.

(b) The Company understands and agrees:

(i) that the Investment Manager performs investment management services for various clients and the Investment Manager may take action with respect to any of its other clients which may differ from action taken or from the timing or nature of action taken with respect to the Portfolio, so long as it is the Investment Manager’s policy, to the extent practical, to allocate investment opportunities to the Portfolio over a period of time on a fair and equitable basis relative to other clients;

(ii) that the Investment Manager shall have no obligation to purchase or sell for the Portfolio any security or other assets which the Investment Manager or its officers or employees, may purchase or sell for its or their own accounts or the account of any other client, if in the opinion of the Investment Manager such transaction or investment appears unsuitable, impractical or undesirable for the Portfolio; and

(iii) that on occasions when the Investment Manager deems the purchase or sale of a security or other asset to be in the best interests of the Company as well as other clients of the Investment Manager, the Investment Manager, to the extent permitted by applicable laws and regulations, may aggregate the securities to be sold or purchased when the Investment Manager believes that to do so will be in the best interests of the Company. Allocation, in such event, of the securities or other assets so purchased or sold, as well as the expenses incurred in the transaction, shall be made by the Investment Manager in the manner the Investment Manager considers to be the most equitable and consistent with its fiduciary obligations to the Company and to such other clients.

4.	ALLOCATION OF EXPENSES OF THE COMPANY

(a) The Company is responsible for payment of ordinary operating expenses, including but not limited to: (i) brokerage and commission expenses; (ii) Federal, state or local taxes, incurred by, or levied on, the Company; (iii) interest charges on borrowings, (iv) charges and expenses of the Company’s custodian, stock transfer and dividend disbursing agents; (v) cost of the designing, printing and mailing of reports, proxy statements and notices to stockholders; (vi) cost of the printing and distributing of the prospectuses of the Company and supplements thereto to the Company’s stockholders; (vii) expenses of the issuance and redemption of the shares of the Company (including stock certificates, securities registration and qualification fees and expenses); (viii) legal, auditing and regulatory compliance expenses; (ix) compensation, fees and expenses paid to Company directors unaffiliated with the

Investment Manager; (x) association dues; (xi) cost of stationery and forms prepared exclusively for the Company; and (xii) payment of all investment management or advisory fees, including fees and expenses payable under Section 5 hereof and Appendix A hereto.

(b) The Investment Manager shall pay for all costs of organizing the Company.

(c) The Investment Manager shall provide persons to perform executive, administrative, clerical and bookkeeping functions of the Company, as specified by the Board of Directors of the Company.

(d) The Company is responsible for payment of any extraordinary expenses incurred. A good faith determination of what constitutes an extraordinary expense shall be made by the Board of Directors of the Company, which good faith determination shall include the affirmative vote of all non-interested directors of the Company.

5.	COMPENSATION OF THE INVESTMENT MANAGER

(a) In consideration of the services performed by the Investment Manager hereunder, the Company will pay or cause to be paid to the Investment Manager, as they become due and payable, management fees determined in accordance with the attached schedule of fees (Appendix A) for each Portfolio. In the event of termination any management fees paid in advance pursuant to such fee schedule will be prorated as of the date of termination and the unearned portion thereof will be returned to the Company.

(b) The net asset value of the Company used in fee calculations shall be determined in the manner set forth in the Articles of Incorporation, By-laws and Prospectus of the Company after the close of the New York Stock Exchange on each business day on which the New York Stock Exchange is open.

(c) The Company hereby authorizes the Investment Manager to charge the Portfolio for the full amount of fees as they become due and payable pursuant to the attached schedule of fees; provided, however, that a copy of a fee statement covering said payment shall be sent to the Custodian and to the Company.

6.	SERVICE TO OTHER CLIENTS

Nothing contained in this Agreement shall be construed to prohibit the Investment Manager from performing investment advisory, management, distribution or other services for other investment companies and other persons, trusts or companies, or to prohibit affiliates of the Investment Manager from engaging in such business or in other related or unrelated businesses.

7.	INDEMNIFICATION

The Investment Manager shall have no liability to the Company, or its stockholders, for any error of judgment, mistake of law, or for any loss arising out of its obligations to the Company not involving willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties hereunder.

8.	DURATION OF AGREEMENT

This Agreement shall become effective with respect to each of the respective Portfolios on such date as it is approved in accordance with the requirements of the 1940 Act, and shall initially continue for one year, and thereafter continue from year to year, provided that the continuation of the Agreement is specifically approved at least annually:

(a) (i) by the Company’s Board of Directors or (ii) by the vote of “a majority of the outstanding voting securities” of the Portfolios (as defined in Section 2(a)(42) of the 1940 Act), and

(b) by the affirmative vote of a majority of the Company’s Directors who are not parties to this Agreement or “interested persons” (as defined in the 1940 Act) of a party to this Agreement (other than as Directors of the Company), by votes cast in person at a meeting specifically called for such purpose.

This Agreement, at such time as it is approved in accordance with the requirements of the 1940 Act, shall supersede any and all prior investment management agreements between the Company and the Investment Manager, including any interim advisory agreements under Rule 15a-4.

9.	TERMINATION

(a) This Agreement may be terminated at any time, without payment of any penalty, by the Board of Directors of the Company or by the vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of the Company on sixty (60) day’s written notice to the Investment Manager, or by the Investment Manager on like notice to the Company. The notice provided for herein may be waived by the party entitled to receipt thereof. This Agreement shall terminate automatically in the event of its assignment (as defined in the 1940 Act). This Agreement may also be terminated immediately by the Corporation or the Investment Manager in the event that the other party (i) breaches a material term of this Agreement or (ii) commits a material violation of any governing law.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate originals by their officers thereunto duly authorized as of the date first above written.

ASTER INVESTMENT MANAGEMENT CO., INC.	MERIDIAN FUND, INC.

BY:	BY:

ATTEST:	ATTEST:

APPENDIX A

SCHEDULE OF FEES

MERIDIAN EQUITY INCOME FUND

Effective Date: [                    ]

The fee for each one-month period from the effective date referred to above shall be the amount obtained by computing the Net Asset Value of the Portfolio as of the close of business on each business day, computing the total of such figures on the last day of each month and multiplying the resultant total Net Asset Value by 1/365 of the applicable annual fee rate indicated below. This fee shall be payable upon receipt of the Fee Statement.

On all sums from $0 through $10 million:	1.00% per Annum

On all sums over $10 million through $30 million:	0.90% per Annum

On all sums over $30 million through $50 million:	0.80% per Annum

On all sums in excess of $50 million:	0.70% per Annum

Dated: [                     ]

ASTER INVESTMENT MANAGEMENT CO., INC.	MERIDIAN FUND, INC.

BY:	BY:

ATTEST:	ATTEST:

SCHEDULE OF FEES

MERIDIAN GROWTH FUND

Effective Date: [                    ]

The fee for each one-month period from the effective date referred to above shall be the amount obtained by computing the Net Asset Value of the Portfolio as of the close of business on each business day, computing the total of such figures on the last day of each month and multiplying the resultant total Net Asset Value by 1/365 of the applicable annual fee rate indicated below. This fee shall be payable upon receipt of the Fee Statement.

On all sums from $0 through $50 million:	1.00% per Annum

On all sums in excess of $50 million:	3/4 of 1.00% per Annum

Dated: [                    ]

ASTER INVESTMENT MANAGEMENT CO., INC.	MERIDIAN FUND, INC.

BY:	BY:

ATTEST:	ATTEST:

SCHEDULE OF FEES

MERIDIAN VALUE FUND

Effective Date: [                    ]

With respect to the Meridian Value Fund series, the fee for each one-month period from the effective date referred to above shall be the amount obtained by computing the Net Asset Value of the Portfolio as of the close of business on each business day, computing the total of such figures on the last day of each month and multiplying the resultant total Net Asset Value by 1/365 of the applicable annual fee rate indicated below. This fee shall be payable upon receipt of the Fee Statement.

On all sums:	1.00% per Annum

Dated: [                    ]

ASTER INVESTMENT MANAGEMENT CO., INC.	MERIDIAN FUND, INC.

BY:	BY:

ATTEST:	ATTEST:

APPENDIX B

Governance Committee Charter

MERIDIAN FUND, INC.

GOVERNANCE COMMITTEE CHARTER

1.	Membership. The Governance Committee of the Board of Directors (the “Board”) of Meridian Fund, Inc. (“Meridian”) shall be composed entirely of Directors who are not “interested persons” (as defined in the Investment Company Act of 1940) of any series of Meridian (each, a “Fund” and collectively, the “Funds”), or any Fund’s investment adviser or principal underwriter (the “Independent Directors”).

The Board shall designate the members of the Governance Committee and shall either designate the Chairman or approve the method of selecting the Chairman. The Governance Committee may include advisory members and/or “ex officio” members, who shall be entitled to participate in all meetings but shall not be entitled to vote with respect to matters considered by the Governance Committee. Unless the Chairman of Meridian’s Board is designated as a full member of the Board’s Governance Committee, the Chairman of the Board shall be an ex officio member of the Governance Committee.

2.	Purpose. The Governance Committee has been established to make recommendations to the Board on issues related to the Independent Directors and the composition and operation of the Board and to assume Nominating Committee duties, responsibilities and functions, together with such additional duties, responsibilities and functions as are delegated to it from time to time.

The primary responsibilities of the Governance Committee include:

(a)	generally overseeing issues of corporate governance of the Funds;

(b)	nominating Independent Directors;

(c)	addressing matters relating to compensation of Directors who are not current directors, officers or employees of Meridian’s investment adviser or sub-adviser or any control affiliate thereof (“Unaffiliated Directors”), including deferred compensation and retirement policies; and

(d)	evaluating the Board and the Board’s committee structure as often as the Governance Committee deems necessary or desirable to determine whether each is functioning effectively. The Governance Committee shall determine the nature of the evaluation and its role therein in its sole discretion.

3.	Specific Responsibilities and Powers. The Governance Committee has the responsibility and power to:

(a)	consider, as it deems necessary or appropriate, the candidacy of persons to fill existing or newly created Director vacancies, taking into consideration,

among other factors, that the Governance Committee may determine in its sole judgment, any or all of the following attributes: leadership, independence, interpersonal skills, financial acumen, business experience, industry knowledge and diversity of background or viewpoint. In considering candidates, the Board and the Governance Committee believe that no specific qualification or characteristic is controlling or paramount, or that specific qualities or skills are necessary for each candidate to possess;

(b)	periodically assess, as it deems necessary or appropriate, the criteria for selection of potential Independent Directors;

(c)	identify and evaluate Independent Director candidates according to the relevant criteria;

(d)	consider candidates submitted by shareholders or from other sources as it deems appropriate. The Governance Committee shall be solely responsible for the selection and recommendation of candidates to the Board. Any recommendation should be submitted to Meridian at the principal address shown on its registration statement. Any submission should include at a minimum the following information: as to each individual proposed for election or re-election as Director, the name, age, business address, residence address and principal occupation or employment of such individual, the class, series and number of shares of stock of any Fund that are beneficially owned by such individual, the date such shares were acquired and the investment intent of such acquisition, whether such stockholder believes such individual would or would not qualify as an Independent Director, and information regarding such individual that is sufficient, in the discretion of the Governance Committee, to make such determination, and all other information relating to such individual that is required to be disclosed in solicitation of proxies for election of board members in an election contest (even if an election contest is not involved) or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended, and the rules thereunder (including such individual’s written consent to being named in the proxy statement as a nominee and to serving as a Director (if elected)).

In the case of any meeting of shareholders for the election of Directors, shareholder submissions will be considered for inclusion in a Fund’s proxy statement only if submitted by a date not earlier than the 365th calendar day before, and not later than the 60th calendar day before, the date on which the Board has set a meeting date for the shareholder meeting at which the election of Directors is to be considered. Any such submission must also contain such information as may be required by any relevant rule or regulation;

(e)	periodically, as deemed appropriate, review and make recommendations to the full Board regarding Unaffiliated Director compensation;

(f)	consider, oversee and implement any evaluation process of the Board, which may include evaluation of the structure, frequency and length of meetings, the structure and composition of the Board and Governance Committee and the general deliberative process of the Board, including information flow; and

(g)	report its activities to the full Board and to make such recommendations with respect to the matters described above and other matters as the Governance Committee may deem necessary or appropriate.

4.	Procedural Matters.

(a)	The Governance Committee shall meet as often as it deems necessary. The Governance Committee shall record minutes of meetings and shall invite management, counsel and representatives of service providers to attend meetings and provide information to the Governance Committee as it may consider appropriate.

(b)	The Governance Committee’s authority shall include the authority to establish, arrange for and coordinate the participation in, new Director orientation and continuing education or information programs for Directors, as it deems appropriate. Any related costs shall be borne by Meridian and/or its investment adviser.

(c)	The Governance Committee shall conduct a self-evaluation of its performance and review this Charter as often as it deems appropriate in order to recommend any changes to the full Board. The Governance Committee shall have such further responsibilities as are given to it from time to time by the Board. The Governance Committee shall consult, as often as it deems appropriate, with management and counsel to Meridian and to the Independent Directors as to legal or regulatory developments affecting its responsibilities.

(d)	The Governance Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to retain special counsel and other experts or consultants at the expense of Meridian. The Governance Committee shall have the sole authority to retain and terminate any search firm to be used to identify Director candidates, including sole authority to approve the search firm’s fee and other retention terms.

Approved and adopted by the full Board September 22, 2004

Top Ten Sectors

3/31/2012

Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets
Software & Services	$1,100,696	3.1%
Retail	1,038,702	2.9
Telecommunication Services—Integrated	1,021,083	2.9
Media	1,008,908	2.8
Asset Management & Custody Banks	611,793	1.7
Construction & Engineering	583,336	1.6
Apparel Retail	581,967	1.6
Chemicals—Specialty	576,180	1.6
Health Care Products	576,126	1.6
Diversified Capital Markets	563,588	1.6

Total Net Assets	$35,603,002

Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets
Retail	$441,275,139	16.0%
Tech—Software	287,157,282	10.4
Technology	189,913,283	6.9
Energy	147,091,294	5.3
Brokerage & Money Management	141,884,637	5.1
Banking—Commercial	140,320,633	5.1
Industrial Conglomerates	103,599,914	3.7
Health Care Products	98,141,159	3.6
Insurance Brokers	94,209,470	3.4
Restaurants	83,866,599	3.0

Total Net Assets	$2,764,364,423

Meridian Value Fund

	Market	Pct.
Sector	Value	Assets
Diversified Financial Services	$62,356,408	8.4%
Leisure & Amusement	54,426,082	7.4
Technology	46,676,914	6.3
Energy	35,667,991	4.8
Industrial	33,885,189	4.6
Railroads	32,790,004	4.4
Retail	28,881,478	3.9
Industrial Services	26,442,665	3.6
Tech—Software	24,632,037	3.3
Industrial Products	24,459,284	3.3

Total Net Assets	$739,931,698

Top Ten Holdings

3/31/2012

Meridian Equity Income Fund

	Market	Pct.
Holding	Value	of Portfolio
Federated Investors, Inc. Class B	$611,793	1.7%
Mine Safety Appliances Co.	583,336	1.6
American Eagle Outfitters, Inc.	581,967	1.6
RPM International, Inc.	576,180	1.6
Abbott Laboratories	576,126	1.6
NYSE Euronext	563,588	1.6
Emerson Electric Co.	558,326	1.6
Coca-Cola Co. (The)	558,035	1.6
Microsoft Corp.	557,764	1.6
General Electric Co.	555,939	1.6

Total Net Assets	$35,603,002

Meridian Growth Fund

	Market	Pct.
Holding	Value	of Portfolio
Advance Auto Parts, Inc.	$77,640,462	2.8%
Valspar Corp.	72,816,491	2.6
SBA Communications Corp. Class A	68,837,388	2.5
East West Bancorp, Inc.	68,611,935	2.5
Coach, Inc.	66,306,240	2.4
Family Dollar Stores, Inc.	65,665,656	2.4
Mohawk Industries, Inc.	62,246,709	2.3
CarMax, Inc.	62,000,978	2.2
Bed Bath & Beyond, Inc.	59,561,312	2.2
AMETEK, Inc.	58,406,040	2.1

Total Net Assets	$2,764,364,423

Meridian Value Fund

	Market	Pct.
Holding	Value	of Portfolio
Wells Fargo & Co.	$23,331,276	3.2%
Alexander & Baldwin, Inc.	22,330,605	3.0
Broadridge Financial Solutions, Inc.	21,767,664	2.9
Cintas Corp.	21,273,456	2.9
Stanley Black & Decker, Inc.	21,086,270	2.8
Autodesk, Inc.	20,867,992	2.8
Heartland Payment Systems, Inc.	20,450,444	2.8
Huron Consulting Group, Inc.	20,218,548	2.7
Equifax, Inc.	20,138,300	2.7
Hawaiian Electric Industries, Inc.	19,856,021	2.7

Total Net Assets	$739,931,698

MERIDIAN FUND, INC.

Meridian Growth Fund

Performance Update                         3/31/2012

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29
12/31/2008	25.07	1.18	1278.60
12/31/2009	34.00	0.14	1777.23
12/31/2010	44.59	0.07	2365.98
12/31/2011	41.63	3.34	2392.28
3/31/2012	46.97	0.00	2711.98

For the period ending 31-Mar-12	Total Return	Average Annual Compound Rate of Return
One Year	7.36%	7.36%
Three Years	110.69%	28.20%
Five Years	41.84%	7.24%
Ten Years	138.25%	9.07%
Since Inception (8/1/84)	2711.98%	12.82%

Breakdowns—
Common Stock Cost	$1,899,156,768
Common Stock %	93.6%
US Treasury Bills	2.9%
Cash and Other Assets Less Liabilities	3.5%

Portfolio @ 3/31/2012

AIR FREIGHT & LOGISTICS—2.0%
Expeditors International of Washington, Inc.
BANKING—COMMERCIAL—5.1%
Bank of Hawaii Corp.
CVB Financial Corp.
East West Bancorp, Inc.
BROKERAGE & MONEY MANAGEMENT—5.1%
Affiliated Managers Group, Inc.*
LPL Investment Holdings, Inc.*
T. Rowe Price Group, Inc.
BUILDING PRODUCTS—2.6%
Valspar Corp.
BUSINESS SERVICES—1.0%
VeriFone Systems, Inc.
CELLULAR COMMUNICATIONS— 2.5%
SBA Communications Corp. Class A*
CHEMICALS—SPECIALTY—1.9%
RPM International, Inc.
CONSUMER SERVICES—1.6%
Rollins, Inc.
DISTRIBUTION & WHOLESALE— 1.6%
Watsco, Inc.
ELECTRONIC EQUIPMENT MANUFACTURING—2.1%
AMETEK, Inc.

ENERGY—5.3%
Continental Resources, Inc.*
Core Laboratories NV (Netherlands)
FMC Technologies, Inc.*
Noble Energy, Inc.
FLOORING & CARPETS—2.3%
Mohawk Industries, Inc.*
FURNITURE & FIXTURES—1.5%
Herman Miller, Inc.
HEALTH CARE INFORMATION SERVICES—1.4%
Cerner Corp.*
HEALTH CARE PRODUCTS—3.6%
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*
HEALTH CARE TECHNOLOGY— 1.6%
IDEXX Laboratories, Inc.*
INDUSTRIAL CONGLOMERATES— 3.7%
Cooper Industries Plc
Pall Corp.
INDUSTRIAL SERVICES—2.6%
Ritchie Bros. Auctioneers, Inc. (Canada)
Waste Connections, Inc.
INSURANCE BROKERS—3.4%
Brown & Brown, Inc.
Willis Group Holdings Plc (United Kingdom)

LEISURE & AMUSEMENT—2.6%
International Game Technology, Inc.
Royal Caribbean Cruises, Ltd.
REAL ESTATE MANAGEMENT & SERVICES—2.1%
Jones Lang LaSalle, Inc.
RESTAURANTS—3.0%
Arcos Dorados Holdings, Inc. Class A (Argentina)
Cracker Barrel Old Country Store, Inc.
RETAIL—16.0%
Advance Auto Parts, Inc.
Bed Bath & Beyond, Inc.*
CarMax, Inc.*
Coach, Inc.
Family Dollar Stores, Inc.
Mattel, Inc.
PetSmart, Inc.
TECHNOLOGY—6.9%
Autodesk, Inc.
Open Text Corp.* (Canada)
Trimble Navigation, Ltd.*
Zebra Technologies Corp. Class A*
TECH—SOFTWARE—10.4%
Advent Software, Inc.*
Blackbaud, Inc.
Citrix Systems, Inc.*
MICROS Systems, Inc.*
Nuance Communications, Inc.*
Solera Holdings, Inc.
Teradata Corp.*
TRUCKING—1.7%
J.B. Hunt Transport Services, Inc.

* Non-income producing securities

MERIDIAN FUND, INC.

Meridian Value Fund

Performance Update                         3/31/2012

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
12/31/2008	20.40	1.32	479.90
12/31/2009	24.51	0.25	603.93
12/31/2010	28.90	0.08	732.27
12/31/2011	28.08	0.13	712.39
3/31/2012	31.22	0.00	803.24

For the period ending 31-Mar-12	Total Return	Average Annual Compound Rate of Return
One Year	5.22%	5.22%
Three Years	77.11%	20.99%
Five Years	9.84%	1.89%
Ten Years	86.32%	6.42%
Since Inception (2/94)	803.24%	12.90%
Breakdowns—
Common Stock Cost	$533,039,315
Common Stock %	93.8%
U.S. Treasury Bills	0.7%
Cash and Other Assets Less Liabilities	5.5%

Portfolio @ 3/31/2012

AEROSPACE & DEFENSE—0.8%
Orbital Sciences Corp.*
AGRICULTURE—2.0%
Monsanto Co.
AIR FREIGHT & LOGISTICS—1.1%
UTi Worldwide, Inc.
AUTOMOTIVE WHOLESALE SERVICES—2.7%
LKQ Corp.*
BANKING—3.2%
Wells Fargo & Co.
BANKING—COMMERCIAL—2.2%
Associated Banc-Corp.
CVB Financial Corp.
BROKERAGE & MONEY MANAGEMENT—2.0%
KBW, Inc.
TD Ameritrade Holding Corp.
BUSINESS SERVICES—2.9%
Cintas Corp.
CONSULTING SERVICES—2.7%
Huron Consulting Group, Inc.*
DIVERSIFIED FINANCIAL SERVICES—8.4%
Broadridge Financial Solutions, Inc.
Equifax, Inc.
Heartland Payment Systems, Inc.
ENERGY—4.8%
Apache Corp.
EOG Resources, Inc.
Ultra Petroleum Corp.*

HEALTH CARE SERVICES—1.5%
ICON Plc ADR* (Ireland)
HOME IMPROVEMENT RETAIL— 1.7%
Sherwin-Williams Co. (The)
HOUSEHOLD APPLIANCES—2.8%
Stanley Black & Decker, Inc.
INDUSTRIAL—4.6%
Aecon Group, Inc. (Canada)
Flowserve Corp.
Lennox International, Inc.
INDUSTRIAL PRODUCTS—3.3%
Cummins, Inc.
General Cable Corp.*
Lincoln Electric Holdings, Inc.
INDUSTRIAL SERVICES—3.6%
Ritchie Bros. Auctioneers, Inc. (Canada)
W.W. Grainger, Inc.
INSURANCE BROKERS—1.9%
Willis Group Holdings Plc (United Kingdom)
LEISURE & AMUSEMENT—7.4%
Bally Technologies, Inc.*
Carnival Corp.
International Speedway Corp. Class A
Polaris Industries, Inc.
METALS—1.0%
Newmont Mining Corp.
OFFICE SERVICES & SUPPLIES— 2.6%
Steelcase, Inc. Class A

PHARMACEUTICALS—1.4%
BioMarin Pharmaceutical, Inc.*
RAILROADS—4.4%
GATX Corp.
Union Pacific Corp.
REITS—DIVERSIFIED—1.5%
Host Hotels & Resorts, Inc. REIT
RESTAURANTS—0.8%
Denny’s Corp.*
RETAIL—3.9%
Costco Wholesale Corp.
Mattel, Inc.
SEMICONDUCTORS—1.6%
Power Integrations, Inc.
STORAGE—1.7%
Mobile Mini, Inc.*
TECHNOLOGY—6.3%
Autodesk, Inc.*
eBay, Inc.*
Zebra Technologies Corp. Class A*
TECH—SOFTWARE—3.3%
Citrix Systems, Inc.*
Compuware Corp.*
TRANSPORTATION—3.0%
Alexander & Baldwin, Inc.
UTILITIES—2.7%
Hawaiian Electric Industries, Inc.

*	Non-income producing securities

MERIDIAN FUND, INC.

Meridian Equity Income Fund

Performance Update                             3/31/2012

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08
12/31/2008	7.23	0.75	(11.87)
12/31/2009	8.65	0.19	7.78
12/31/2010	9.88	0.21	25.70
12/31/2011	10.22	0.21	32.78
3/31/2012	10.99	0.00	42.79

For the period ending 31-Mar-12	Total Return	Average Annual Compound Rate of Return
One Year	7.40%	7.40%
Three Years	92.67%	24.43%
Five Years	11.58%	2.22%
Since Inception (01/31/05)	42.79%	5.10%

Portfolio @ 3/31/2012

AEROSPACE & DEFENSE—1.5%
Lockheed Martin Corp.
AIR FREIGHT & LOGISTICS—1.5%
United Parcel Service, Inc. Class B
APPAREL RETAIL—1.6%
American Eagle Outfitters, Inc.
ASSET MANAGEMENT & CUSTODY BANKS—1.7%
Federated Investors, Inc. Class B
BANKING—COMMERCIAL—1.5%
Bank of Hawaii Corp.
BANKING—REGIONAL BANKS— 1.5%
Cullen/Frost Bankers, Inc.
BREWERS—1.5%
Molson Coors Brewing Co. Class B
CHEMICALS—DIVERSIFIED—1.4%
EI du Pont de Nemours & Co.
CHEMICALS—SPECIALTY—1.6%
RPM International, Inc.
COMMERCIAL PRINTING—1.3%
R. R. Donnelley & Sons Co.
COMPUTER HARDWARE—1.4%
Diebold, Inc.
CONSTRUCTION & ENGINEERING—1.6%
Mine Safety Appliances Co.
CONSULTING SERVICES—1.3%
H&R Block, Inc.
CONSUMER PRODUCTS— HOUSEHOLD—1.5%
Kimberly-Clark Corp.
DATA PROCESSING & OUTSOURCED SERVICES—1.4%
Paychex, Inc.
DISTRIBUTION & WHOLESALE— 1.4%
Genuine Parts Co.
DIVERSIFIED CAPITAL MARKETS—1.6%
NYSE Euronext
DIVERSIFIED FINANCIAL SERVICES—1.4%
Broadridge Financial Solutions, Inc.
ELECTRIC UTILITIES—1.5%
PPL Corp.
ELECTRICAL COMPONENTS & EQUIPMENT—1.6%
Emerson Electric Co.

ENERGY—1.4%
Chevron Corp.
ENVIRONMENTAL FACILITIES & SERVICES—1.4%
Waste Management, Inc.
FOOD DISTRIBUTORS—1.4%
SYSCO Corp.
FOOD & MEATS—PACKAGED— 1.4%
Kraft Foods, Inc. Class A
FOOD RETAIL—1.3%
Safeway, Inc.
HEALTH CARE EQUIPMENT & SUPPLIES—1.4%
Hillenbrand, Inc.
HEALTH CARE PRODUCTS—1.6%
Abbott Laboratories
HEALTH CARE TECHNOLOGY – 1.4%
Medtronic, Inc.
HOME IMPROVEMENT RETAIL— 1.5%
Home Depot, Inc. (The)
HOUSEHOLD—HOME FURNISHINGS—1.5%
Leggett & Platt, Inc.
HYPERMARKETS & SUPER CENTERS—1.4%
Wal-Mart Stores, Inc.
INDEPENDENT POWER PRODUCERS & ENERGY—1.3%
Exelon Corp.
INDUSTRIAL CONGLOMERATES— 1.6%
General Electric Co.
INDUSTRIAL MACHINERY—1.5%
Eaton Corp.
INSURANCE BROKERS—1.2%
Willis Group Holdings Plc (United Kingdom)
INSURANCE—MULTI-LINE—1.5%
Allstate Corp. (The)
INSURANCE—PROPERTY & CASUALTY—1.4%
Mercury General Corp.
LEISURE & AMUSEMENT—1.5%
Carnival Corp.
MEDIA—2.8%
Meredith Corp.
Time Warner, Inc.
MEDIA—BROADCASTING & CABLE TV—1.5%
Time Warner Cable, Inc.
METAL & GLASS CONTAINERS— 1.6%
Greif, Inc. Class A

MULTI—UTILITIES—1.5%
Integrys Energy Group, Inc.
OFFICE SUPPLIES—1.5%
Staples, Inc.
OFFICE SERVICES & SUPPLIES— 1.3%
Pitney Bowes, Inc.
OIL & GAS—STORAGE & TRANSPORTATION—1.5%
Spectra Energy Corp.
PAPER & FOREST PRODUCTS— 1.4%
International Paper Co.
PAPER & PACKAGING—1.3%
Sonoco Products Co.
PHARMACEUTICALS—1.5%
Johnson & Johnson
RAILROADS—1.3%
Norfolk Southern Corp.
REITS—DIVERSIFIED—1.5%
Kimco Realty Corp. REIT
RESTAURANTS—1.4%
McDonald’s Corp.
RETAIL—2.9%
Hasbro, Inc.
Mattel, Inc.
RETAIL—DRUG STORE—1.4%
Walgreen Co.
SEMICONDUCTORS—1.4%
Microchip Technology, Inc.
SEMICONDUCTOR EQUIPMENT MANUFACTURING—1.5%
KLA-Tencor Corp.
SOFT DRINKS—1.6%
Coca-Cola Co. (The)
SOFTWARE & SERVICES—3.1%
CA, Inc.
Microsoft Corp.
STEEL—1.4%
Nucor Corp.
TELECOMMUNICATION SERVICES—INTEGRATED—2.9%
AT&T, Inc.
Verizon Communications, Inc.
TOBACCO—1.4%
Reynolds American, Inc.

Breakdowns —
Common Stock Cost	$29,779,877
Common Stock %	94.7%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	5.3%

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English | Français | Nederlands | May 25, 2012

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